

June 27, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

Re: Form 1 – Amendments of June 27, 2024

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The Nasdaq Stock Market LLC submits its annual amendment to Form 1. If you have any questions, please call me at (646) 420-7816.

Sincerely,

Sun Kim
Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York, New York 10036

   24010771

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, Maryland 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone 301-978-8400 / Fax 301-978-8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Sun Kim, Associate General Counsel, 646-420-7816

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John Zecca

   805 King Farm Blvd.,

   Rockville, Maryland 20850

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/2024   John Zecca for The Nasdaq Stock Market, LLC

(MM/DD/YY)   John A. [signature]   Date: 2024.06.27 15:47:39 -04'00'

By: _____   (Name of applicant)

(Signature)   John Zecca, Executive Vice President and Chief Legal Office

                         (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

                         (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ S tate of _____

Based upon relief from Commission staff and difficulties arising from COVID-19, The Nasdaq Stock Market, LLC is making this filing without notarization.

The Nasdaq Stock Market LLC

EXHIBITS

Exhibit C   Subsidiaries and Affiliates of the Exchange (as of 05/23/2024)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D   Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 12/31/2023)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit I   Financial Statement of Exchange

The audited financial statements for The Nasdaq Stock Market LLC are attached. The audited financial statements for The Nasdaq Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2023 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019324000006/ndaq-20231231.htm

Exhibit K   List of Shareholders or Partners of the Exchange

The sole member of the Nasdaq Exchange within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more of a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 3, 4, and 5, Schedules 13D and 13G, as applicable, and is current as of the respective dates of such filings.

The calculations of approximate ownership interest below are based upon 576,532,624 shares of common stock outstanding on April 15, 2024, the record date for Nasdaq Holdco's 2024 annual meeting of stockholders ("Record Date"). Except as noted below, each stockholder is entitled to

the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1.   Full legal name: Thoma Bravo

Title or status: Institutional Investor

Date title or status was acquired: As of the Record Date, based solely on information included in a Schedule 13D filed November 3, 2023, consists of 85,608,414 shares held by Argus Seller, LP (f/k/a Adenza Parent, LP) ("Argus Seller"). Thoma Bravo UGP, LLC ("Thoma Bravo UGP" and, together with its affiliated entities, including Thoma Bravo, L.P., "Thoma Bravo") is the ultimate general partner of certain investment funds affiliated with Thoma Bravo UGP, and those funds and certain unaffiliated investors are limited partners of Argus Seller. By virtue of the relationships described in this footnote, Thoma Bravo UGP may be deemed to beneficially own the shares held directly by Argus Seller.

Thoma Bravo acquired the 85,608,414 shares of Nasdaq Holdco on November 1, 2023 in connection with Nasdaq Holdco's acquisition of Adenza Holdings, Inc.

Approximate ownership interest: Approximately 14.8% of this class of stock.

Control status: Thoma Bravo does not control Nasdaq Holdco within the meaning of the definition of control in Form 1. Pursuant to a stockholders' agreement between Thoma Bravo and Nasdaq Holdco, Nasdaq Holdco is required to nominate and generally use best efforts to cause the election to the Nasdaq Holdco Board of one individual designated by such shareholder, as long as such shareholder continues to hold at least 10% of Nasdaq Holdco's outstanding shares. A managing partner of Thoma Bravo is currently a director on the Nasdaq Holdco Board of Directors.

2.   Full legal name: Borse Dubai Limited

Title or status: Institutional Investor

As the holding company for Dubai Financial Market and Nasdaq Dubai, Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the Record Date, based solely on

information included in an amendment to Schedule 13D filed March 22, 2024 by Borse Dubai and Investment Corporation of Dubai ("ICD"), Borse Dubai had shared voting and dispositive power over 58,341,545 shares. Borse Dubai is a majority-owned subsidiary of ICD and therefore, each of Borse Dubai and ICD may be deemed to be the beneficial owner of the 58,341,545 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 10.1% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1. Pursuant to a stockholders' agreement between Borse Dubai and Nasdaq Holdco, Nasdaq Holdco is required to nominate and generally use best efforts to cause the election to the Nasdaq Holdco Board of one individual designated by such shareholder, as long as such shareholder continues to hold at least 10% of Nasdaq Holdco's outstanding shares. The Chairman of Borse Dubai is currently a director on the Nasdaq Holdco Board of Directors.

3.   Full legal name: Investor AB

Title or status: Institutional Investor

Date title or status was acquired: As of the Record Date, based solely on information included in an amendment to Schedule 13D filed November 6, 2023 by Investor AB and Innax AB, each of Investor AB and Innax AB had sole voting and dispositive power over 58,182,426 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 shares held by Innax AB.

Approximate ownership interest: Approximately 10.1% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1. Pursuant to a stockholders' agreement between Investor AB and Nasdaq Holdco, Nasdaq Holdco is required to nominate and generally use best efforts to cause the election to the Nasdaq Holdco Board of one individual designated by such shareholder, as long as such shareholder continues to hold at least 10% of Nasdaq Holdco's outstanding shares. Investor AB currently has a nominee on Nasdaq Holdco's Board of Directors.

4.   Full legal name: The Vanguard Group, Inc.

Title or status: Institutional Investor

Date title or status was acquired: As of the Record Date, based solely on information included in a Schedule 13G/A filed February 13, 2024, The Vanguard Group, Inc. indicated that it has beneficial ownership of 45,065,891 shares, sole voting power with respect to 0 shares, shared voting power with respect to 427,017 shares, sole dispositive power with respect to 43,621,255 shares, and shared dispositive power with respect to 1,444,636 shares.

Approximate ownership interest: Approximately 7.8% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5.   Full legal name: BlackRock, Inc.

Title or status: Institutional Investor

Date title or status was acquired: As of the Record Date, based solely on information included in a Schedule 13G filed January 31, 2024, BlackRock, Inc. indicated that it has beneficial ownership of 30,160,290 shares, sole voting power with respect to 26,935,988 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 30,160,290 shares, and shared dispositive power with respect to 0 shares.

The Schedule 13G includes shares beneficially held by the following subsidiaries of BlackRock, Inc.: BlackRock Life Limited; BlackRock International Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd.

Approximate ownership interest: Approximately 5.2% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

Exhibit M   Membership Information

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=Membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit N   Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 27, 2024

EXHIBIT C

U.S. Entities

1. Adenza Group, Inc.
2. Adenza Holdings, LLC
3. Adenza, Inc.
4. Adenza Intermediate I, LLC
5. Adenza Intermediate II, LLC
6. Argus Merger Sub 1, Inc. (merged 11/2023)
7. BoardVantage, Inc.
8. Boston Stock Exchange Clearing Corporation
9. Consolidated Securities Source LLC (merged 5/2023)
10. Content Services, LLC
11. Curzon Street Acquisition, LLC
12. Directors Desk, LLC
13. Dorsey, Wright & Associates, LLC
14. eVestment Alliance Holdings, Inc. (merged 9/2023)
15. eVestment Alliance Holdings, LLC (merged 11/2023)
16. eVestment Alliance, LLC
17. eVestment, Inc.
18. FinQloud LLC (liquidated 9/2023)
19. FINRA/NASDAQ Trade Reporting Facility LLC
20. FRAMLxchange Inc.
21. FTEN, Inc.
22. GraniteBlock, Inc.
23. Granite Redux, Inc.
24. International Securities Exchange Holdings, Inc.
25. ISE ETF Ventures LLC (liquidated 8/2023)
26. Longitude LLC
27. Nasdaq BX, Inc.
28. NASDAQ Capital Markets Advisory LLC
29. Nasdaq Commodities Clearing LLC (liquidated 10/2023)
30. Nasdaq Corporate Services, LLC
31. Nasdaq Corporate Solutions, LLC
32. Nasdaq Digital Asset Holdings, LLC
33. NASDAQ Energy Futures, LLC
34. Nasdaq Execution Services, LLC
35. Nasdaq Fund Secondaries, LLC
36. NASDAQ Futures, Inc.
37. Nasdaq GEMX, LLC
38. NASDAQ Global, Inc.
39. Nasdaq Governance Solutions, Inc.
40. Nasdaq Information, LLC
41. Nasdaq International Market Initiatives, Inc. (merged 10/2023)
42. Nasdaq ISE, LLC
43. Nasdaq MRX, LLC
44. Nasdaq PHLX LLC
45. Nasdaq Private Market, LLC (30.76% directly or indirectly owned by Nasdaq, Inc.)
46. Nasdaq SB Holdings, LLC
47. Nasdaq SPS, LLC (liquidated 4/2024)
48. Nasdaq Technology Services, LLC
49. NFSTX, LLC
50. Norway Acquisition LLC (merged 12/2023)

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

51. OneReport, LLC
52. Operations & Compliance Network, LLC
53. Public Plan IQ Limited Liability Company (merged 11/2023)
54. QDiligence LLC
55. Solovis, Inc.
56. Stock Clearing Corporation of Philadelphia
57. Strategic Financial Solutions, LLC
58. Sybenetix Inc.
59. The Center for Board Evaluations, Inc.
60. The Nasdaq Options Market LLC
61. The Options Clearing Corporation (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)
62. U.S. Exchange Holdings, Inc.
63. Verafin AcquisitionCo LLC
64. Verafin USA Inc.

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

<u>Non-U.S. Subsidiaries</u>

1. AB Nasdaq Vilnius
2. Adenza Australia Pty Ltd.
3. Adenza Brasil Ltda
4. Adenza Canada, Inc.
5. Adenza Chile SpA
6. Adenza Colombia S.A.S.
7. Adenza France SARL
8. Adenza Georgia LLC
9. Adenza Germany GmbH
10. Adenza Hong Kong Ltd.
11. Adenza India Private Ltd.
12. Adenza Ireland Ltd.
13. Adenza Israel Ltd.
14. Adenza Japan KK
15. Adenza Korea LLC
16. Adenza Ltd.
17. Adenza Netherlands B.V.
18. ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
19. Adenza Portugal S.A.
20. Adenza Singapore Pte. Ltd.
21. Adenza Spain S.L.
22. Adenza Technology (DIFC) Ltd.
23. Adenza Technology de Mexico, S. de R.L. de C.V.
24. AS eCSD Expert (liquidated 9/2023)
25. AS Pensionikeskus
26. Axioma SD, Ltd.
27. AxiomSL Holdings B.V.
28. AxiomSL Ltd. (liquidated 12/2023)
29. AxiomSL Ltd. (Hong Kong)
30. AxiomSL Ltd. (UK)
31. AxiomSL Pty Ltd.
32. AxiomSL Software Spain, S.L. (liquidated 3/2024)
33. Calypso Group UK Ltd.
34. Calypso Holdco Ltd.
35. Calypso Software (Beijing) Co Ltd
36. Calypso Technology International Ltd.
37. Calypso Technology Moscow, LLC (liquidated 12/2023)
38. Calypso Technology Pte. Ltd.
39. Calypso UK MidCo. Ltd.
40. Calypso UK TopCo Ltd.
41. Capri Bidco Ltd.
42. Capri Holdco Ltd.
43. Cinnober Financial Technology AB
44. Curzon Street Holdings Limited
45. Egypt Information for Dissemination Company (liquidated 3/2023)
46. Ensoleillement Inc.
47. eVestment Alliance Australia Pty Limited
48. eVestment Alliance Hong Kong Limited
49. eVestment Alliance (UK) Limited
50. Indxis Ltd
51. Kuberno Limited (27.23% directly or indirectly owned by Nasdaq, Inc.)
52. Metrio Software Inc.
53. Nasdaq AB

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

54. Nasdaq (Asia Pacific) Pte. Ltd.
55. Nasdaq Australia Holding Pty Ltd
56. NASDAQ Canada Inc.
57. Nasdaq Clearing AB
58. Nasdaq Clearing Oslo NUF
59. Nasdaq Copenhagen A/S
60. Nasdaq Corporate Solutions (India) Private Limited
61. Nasdaq Corporate Solutions International Limited
62. Nasdaq CSD SE
63. Nasdaq CXC Limited
64. Nasdaq Exchange and Clearing Services AB
65. NASDAQ France SAS
66. NASDAQ Germany GmbH
67. Nasdaq Helsinki Ltd
68. Nasdaq Holding AB
69. Nasdaq Holding Denmark A/S
70. Nasdaq Holding Luxembourg Sarl
71. Nasdaq Iceland hf.
72. Nasdaq International Ltd
73. NASDAQ Korea Ltd
74. Nasdaq Ltd
75. Nasdaq Nordic Ltd
76. NASDAQ OMX Europe Ltd
77. Nasdaq Oslo ASA
78. Nasdaq Pty Ltd
79. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
80. Nasdaq Spot AB
81. Nasdaq Stockholm AB
82. Nasdaq Tallinn AS
83. Nasdaq Technology AB
84. Nasdaq Technology Energy Systems AS
85. Nasdaq Technology Italy Srl
86. Nasdaq Technology (Japan) Ltd
87. Nasdaq Teknoloji Servisi Limited Sirketi
88. Nasdaq Treasury AB
89. Nasdaq Vilnius Services UAB
90. Nasdaq Wizer Solutions AB
91. OMX Netherlands B.V.
92. OMX Netherlands Holding B.V.
93. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
94. OMX Treasury Euro Holding AB
95. Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
96. Quandl, Inc.
97. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
98. Shareholder.com B.V.
99. Simplitium Ltd
100. SMARTS Broker Compliance Pty Ltd
101. SMARTS Market Surveillance Pty Ltd
102. Sybenetix Limited
103. Sybenetix Ukraine
104. TopQ Software Limited
105. TOV AxiomSL
106. Verafin Solutions ULC
107. Whittaker & Garnier Limited

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 27, 2024

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	342
Investments	-
Total Receivables - Net	145,253
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	31
Other Current Assets	183,888
Margin Deposits & Default Fund	-
Total Current Assets	**329,514**
Long Term Assets:	
Total Property and Equipment - Net	130,759
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	74,013
Right of use asset	336
Total Long Term Asset	**1,128,672**
Total Assets	**1,458,186**
LIABILITIES	
AP and Accrued Expenses	35,859
SEC 31a Payable to the SEC	66,045
Accrued Personnel Costs	50,734
Deferred Revenue	31,379
Lease liability - current	99
Other Accrued Liabilities	29,641
Other Current Liabilities	124
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**213,881**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	45,706
Lease liability - non current	170
All Other Long Term Liabilities	3,304
Long Term Liabilities	**49,180**
Total Liabilities	**263,061**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/	(31)
Total Retained Earnings	285,326
Total NASDAQ OMX Stockholders' Equity	**1,195,125**
Total Noncontrolling Interest	-
Total Equity	**1,195,125**
Total Liabilities Minority Interest and Stockholders Equity	**1,458,186**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	561,825
Financial Technology	118,731
Market Services	1,852,333
Other	31,422
Total Revenues	**2,564,310**
Transaction-based expenses:	
Transaction Rebates	(1,170,618)
Brokerage, Clearance and Exchange Fees	(276,602)
Revenues less Cost of Revenues	**1,117,091**
Operating Expenses:	
Compensation and Benefits	**197,877**
Marketing and Advertising	**15,850**
Depr and Amortization	**32,315**
Professional and Contract Services	28,030
Computer Ops and Data Communication	53,766
Occupancy	18,882
Regulatory	7,223
General Administrative and Other	51,741
Merger Related Expenses Total	17
Restructuring Charges	11,413
Total Operating Expenses	417,113
Operating Income	699,978
Total Interest Income	10
Total Interest Expense	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	699,988
Income Tax provisions	64
Net Income before Minority Interest	699,924
Net (gain) loss attributable to noncontrolling interests	-
Net Income	699,924

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	207
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(25,707)
Margin Deposits & Default Fund	-
Total Current Assets	**(25,500)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	6
Non Current Deferred Taxes	85,057
Other Long Term Assets	5,340,904
Right of use asset	-
Total Long Term Assets	**5,425,966**
Total Assets	**5,400,467**
LIABILITIES	
AP and Accrued Expenses	1,619
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,589
Other Current Liabilities	128,958
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**132,167**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**132,167**
EQUITY	
Common Stock Total	3,711,552
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,353,595
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(796,848)
Total NASDAQ OMX Stockholders' Equity	**5,268,300**
Total Noncontrolling Interest	-
Total Equity	**5,268,300**
Total Liabilities Minority Interest and Stockholders Equity	**5,400,467**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**6**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	254
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	803
Merger Related Expenses Total	-
Restructuring Charges	40
Total Operating Expenses	1,104
Operating Income	(1,104)
Total Interest Income	104
Total Interest Expense	(13)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	55
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(957)
Income Tax provisions	(87,058)
Net Income before Minority Interest	86,101
Net (gain) loss attributable to noncontrolling interests	-
Net Income	86,101

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(5,553)
Margin Deposits & Default Fund	-
Total Current Assets	**(5,553)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,174,137
Other Intangibles	5,021,848
Non Current Deferred Taxes	-
Other Long Term Assets	5,673,764
Right of use asset	-
Total Long Term Assets	**16,869,749**
Total Assets	**16,864,196**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(5,553)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(5,553)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,269,748
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,269,748**
Total Liabilities	**1,264,195**
EQUITY	
Common Stock Total	1,354,809
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	14,296,601
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(51,409)
Total NASDAQ OMX Stockholders' Equity	**15,600,002**
Total Noncontrolling Interest	-
Total Equity	**15,600,002**
Total Liabilities Minority Interest and Stockholders Equity	**16,864,196**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**58,152**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	58,152
Operating Income	(58,152)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(58,152)
Income Tax provisions	-
Net Income before Minority Interest	(58,152)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(58,152)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	71,195
Investments	-
Total Receivables - Net	211,001
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	444
Other Current Assets	265,941
Margin Deposits & Default Fund	-
Total Current Assets	**548,581**
Long Term Assets:	
Total Property and Equipment - Net	245,703
Goodwill	580,553
Other Intangibles	(2,568)
Non Current Deferred Taxes	52,286
Other Long Term Assets	60,351
Right of use asset	-
Total Long Term Assets	**936,325**
Total Assets	**1,484,906**
LIABILITIES	
AP and Accrued Expenses	11,511
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,461
Deferred Revenue	164,783
Lease liability - current	-
Other Accrued Liabilities	6,572
Other Current Liabilities	132,848
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**325,174**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,059
Non-current deferred revenue	2,014
Lease liability - non current	-
All Other Long Term Liabilities	2,081
Long Term Liabilities	**5,153**
Total Liabilities	**330,327**
EQUITY	
Common Stock Total	1
Preferred Stock Total	8,808
Common Stock in Treasury Total	-
Additional Paid in Capital	980,366
Accumulated Other Comprehensive Income/	(15)
Total Retained Earnings	165,419
Total NASDAQ OMX Stockholders' Equity	**1,154,579**
Total Noncontrolling Interest	-
Total Equity	**1,154,579**
Total Liabilities Minority Interest and Stockholders Equity	**1,484,906**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	123,080
Market Services	-
Other	10,531
Total Revenues	**133,611**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**133,611**
Operating Expenses:	
Compensation and Benefits	**(16,374)**
Marketing and Advertising	**56**
Depr and Amortization	**7,331**
Professional and Contract Services	195
Computer Ops and Data Communication	2,536
Occupancy	245
Regulatory	-
General Administrative and Other	54,533
Merger Related Expenses Total	186
Restructuring Charges	(1,047)
Total Operating Expenses	47,662
Operating Income	85,949
Total Interest Income	167
Total Interest Expense	(5)
Dividend and Investment Income	**35,733**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	121,844
Income Tax provisions	(39,625)
Net Income before Minority Interest	161,468
Net (gain) loss attributable to noncontrolling interests	-
Net Income	161,468

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Intermediate I, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5,673,764
Right of use asset	-
Total Long Term Assets	**5,673,764**
Total Assets	**5,673,764**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	3,711,552
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,962,212
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**5,673,764**
Total Noncontrolling Interest	-
Total Equity	**5,673,764**
Total Liabilities Minority Interest and Stockholders Equity	**5,673,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Intermediate I, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Intermediate II, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5,673,764
Right of use asset	-
Total Long Term Assets	5,673,764
Total Assets	5,673,764
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	3,711,552
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,962,212
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	5,673,764
Total Noncontrolling Interest	-
Total Equity	5,673,764
Total Liabilities Minority Interest and Stockholders Equity	5,673,764

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Intermediate II, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Argus Merger Sub 1, Inc.
(in thousands, unaudited)

Notes: merged 11/2023

Nasdaq, Inc.
Unconsolidated Balance Sheet - BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	3,955
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	31,255
Margin Deposits & Default Fund	-
Total Current Assets	**35,210**
Long Term Assets:	
Total Property and Equipment - Net	7,948
Goodwill	140,412
Other Intangibles	46,640
Non Current Deferred Taxes	4,974
Other Long Term Assets	21
Right of use asset	-
Total Long Term Assets	**199,996**
Total Assets	**235,206**
LIABILITIES	
AP and Accrued Expenses	1,015
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	778
Deferred Revenue	10,675
Lease liability - current	-
Other Accrued Liabilities	172
Other Current Liabilities	7
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**12,647**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,560
Non-current deferred revenue	38
Lease liability - non current	-
All Other Long Term Liabilities	2,204
Long Term Liabilities	**17,802**
Total Liabilities	**30,449**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/	(6)
Total Retained Earnings	8,247
Total NASDAQ OMX Stockholders' Equity	**204,757**
Total Noncontrolling Interest	-
Total Equity	**204,757**
Total Liabilities Minority Interest and Stockholders Equity	**235,206**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	23,704
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**23,704**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**23,704**
Operating Expenses:	
Compensation and Benefits	**4,547**
Marketing and Advertising	**(1)**
Depr and Amortization	**9,219**
Professional and Contract Services	(549)
Computer Ops and Data Communication	1,727
Occupancy	709
Regulatory	-
General Administrative and Other	2,745
Merger Related Expenses Total	-
Restructuring Charges	2,061
Total Operating Expenses	20,456
Operating Income	3,247
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	3,247
Income Tax provisions	-
Net Income before Minority Interest	3,247
Net (gain) loss attributable to noncontrolling interests	-
Net Income	3,247

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1,041)
Total NASDAQ OMX Stockholders' Equity	**1,163**
Total Noncontrolling Interest	-
Total Equity	**1,163**
Total Liabilities Minority Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.

Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation

(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	4
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	30
Margin Deposits & Default Fund	-
Total Current Assets	**34**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Asset	**-**
Total Assets	**34**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	34
Total NASDAQ OMX Stockholders' Equity	**34**
Total Noncontrolling Interest	-
Total Equity	**34**
Total Liabilities Minority Interest and Stockholders Equity	**34**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	34
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**34**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**34**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	**-**
Operating Income	**34**
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	**34**
Income Tax provisions	**-**
Net Income before Minority Interest	**34**
Net (gain) loss attributable to noncontrolling interests	-
Net Income	**34**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Asset	6
Total Assets	6
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	6
Total Liabilities	6
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	6

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1,231
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,416
Margin Deposits & Default Fund	-
Total Current Assets	**12,647**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	159
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,734**
Total Assets	**19,381**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	5,605
Lease liability - current	-
Other Accrued Liabilities	29
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,634**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,729
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**1,787**
Total Liabilities	**7,421**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	7,379
Total NASDAQ OMX Stockholders' Equity	**11,960**
Total Noncontrolling Interest	-
Total Equity	**11,960**
Total Liabilities Minority Interest and Stockholders Equity	**19,381**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	14,873
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**14,873**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**14,873**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**46**
Professional and Contract Services	-
Computer Ops and Data Communication	147
Occupancy	-
Regulatory	-
General Administrative and Other	230
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	422
Operating Income	14,450
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	14,450
Income Tax provisions	-
Net Income before Minority Interest	14,450
Net (gain) loss attributable to noncontrolling interests	-
Net Income	14,450

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	186
Total Receivables - Net	4,454
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	35,831
Margin Deposits & Default Fund	-
Total Current Assets	**40,471**
Long Term Assets:	
Total Property and Equipment - Net	347
Goodwill	82,417
Other Intangibles	119,482
Non Current Deferred Taxes	72
Other Long Term Assets	16
Right of use asset	13
Total Long Term Assets	**202,347**
Total Assets	**242,818**
LIABILITIES	
AP and Accrued Expenses	826
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,601
Deferred Revenue	1,183
Lease liability - current	38
Other Accrued Liabilities	(2,822)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**827**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,082
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	1
Long Term Liabilities	**2,082**
Total Liabilities	**2,909**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	13,519
Total NASDAQ OMX Stockholders' Equity	**239,908**
Total Noncontrolling Interest	-
Total Equity	**239,908**
Total Liabilities Minority Interest and Stockholders Equity	**242,818**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	28,172
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**28,172**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**28,172**
Operating Expenses:	
Compensation and Benefits	**7,106**
Marketing and Advertising	**163**
Depr and Amortization	**2,307**
Professional and Contract Services	420
Computer Ops and Data Communication	2,109
Occupancy	350
Regulatory	-
General Administrative and Other	2,082
Merger Related Expenses Total	-
Restructuring Charges	16
Total Operating Expenses	14,552
Operating Income	13,620
Total Interest Income	33
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	13,653
Income Tax provisions	-
Net Income before Minority Interest	13,653
Net (gain) loss attributable to noncontrolling interests	-
Net Income	13,653

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	18
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	18
Operating Income	(18)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(18)
Income Tax provisions	-
Net Income before Minority Interest	(18)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(18)

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

Notes: Closed in 4/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	28,532
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	156,120
Margin Deposits & Default Fund	-
Total Current Assets	**184,652**
Long Term Assets:	
Total Property and Equipment - Net	28,704
Goodwill	63,150
Other Intangibles	172,323
Non Current Deferred Taxes	5,802
Other Long Term Assets	134,039
Right of use asset	4,615
Total Long Term Assets	**408,633**
Total Assets	**593,285**
LIABILITIES	
AP and Accrued Expenses	3,678
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,893
Deferred Revenue	82,238
Lease liability - current	1,689
Other Accrued Liabilities	(256)
Other Current Liabilities	9
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**97,251**
Total Long Term Debt	-
Non Current Deferred Tax Liability	65,851
Non-current deferred revenue	1,851
Lease liability - non current	9,083
All Other Long Term Liabilities	34,122
Long Term Liabilities	**110,908**
Total Liabilities	**208,159**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/	(26)
Total Retained Earnings	7,103
Total NASDAQ OMX Stockholders' Equity	**385,126**
Total Noncontrolling Interest	-
Total Equity	**385,126**
Total Liabilities Minority Interest and Stockholders Equity	**593,285**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	125,079
Financial Technology	-
Market Services	-
Other	8,871
Total Revenues	**133,950**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**133,950**
Operating Expenses:	
Compensation and Benefits	**62,420**
Marketing and Advertising	**944**
Depr and Amortization	**26,301**
Professional and Contract Services	10,200
Computer Ops and Data Communication	9,316
Occupancy	4,635
Regulatory	-
General Administrative and Other	10,207
Merger Related Expenses Total	21
Restructuring Charges	1,671
Total Operating Expenses	125,715
Operating Income	8,235
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	8,235
Income Tax provisions	55
Net Income before Minority Interest	8,180
Net (gain) loss attributable to noncontrolling interests	-
Net Income	8,180

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15,780
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**20,680**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	367,626
Other Intangibles	6,050
Non Current Deferred Taxes	(2,975)
Other Long Term Assets	502,043
Right of use asset	-
Total Long Term Asset	**872,744**
Total Assets	**893,425**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(446)
Other Current Liabilities	18,151
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**17,705**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,555
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	134,862
Long Term Liabilities	**138,418**
Total Liabilities	**156,123**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	750,707
Accumulated Other Comprehensive Income/	511
Total Retained Earnings	(13,916)
Total NASDAQ OMX Stockholders' Equity	**737,302**
Total Noncontrolling Interest	-
Total Equity	**737,302**
Total Liabilities Minority Interest and Stockholders Equity	**893,425**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	-
Depr and Amortization	**3,300**
Professional and Contract Services	(1,983)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(12)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,306
Operating Income	(1,306)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1,306)
Income Tax provisions	-
Net Income before Minority Interest	(1,306)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1,306)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC (liquidated 9/2023)
(in thousands, unaudited)

Notes: Not in OneStream Financials - not a fully owned entity
FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	12,467
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,348
Margin Deposits & Default Fund	-
Total Current Assets	**22,815**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**22,820**
LIABILITIES	
AP and Accrued Expenses	2,724
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(99)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,625**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,625**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	16,194
Total NASDAQ OMX Stockholders' Equity	**20,194**
Total Noncontrolling Interest	-
Total Equity	**20,194**
Total Liabilities Minority Interest and Stockholders Equity	**22,820**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	42,812
Other	-
Total Revenues	**42,812**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**42,812**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,377
Computer Ops and Data Communication	5
Occupancy	-
Regulatory	14,288
General Administrative and Other	1,443
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	**17,113**
Operating Income	**25,699**
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	**25,699**
Income Tax provisions	**-**
Net Income before Minority Interest	**25,699**
Net (gain) loss attributable to noncontrolling interests	-
Net Income	**25,699**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	10,032
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,884
Margin Deposits & Default Fund	-
Total Current Assets	**17,917**
Long Term Assets:	
Total Property and Equipment - Net	135
Goodwill	526,084
Other Intangibles	-
Non Current Deferred Taxes	438
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**526,657**
Total Assets	**544,574**
LIABILITIES	
AP and Accrued Expenses	81
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(51)
Deferred Revenue	114
Lease liability - current	0
Other Accrued Liabilities	1,517
Other Current Liabilities	958
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,619**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(218,916)
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	0
Long Term Liabilities	**(218,916)**
Total Liabilities	**(216,296)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,163,123
Accumulated Other Comprehensive Income/	(27)
Total Retained Earnings	(402,225)
Total NASDAQ OMX Stockholders' Equity	**760,870**
Total Noncontrolling Interest	-
Total Equity	**760,870**
Total Liabilities Minority Interest and Stockholders Equity	**544,574**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	(27)
Financial Technology	20,671
Market Services	-
Other	-
Total Revenues	**20,643**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	(42)
Revenues less Cost of Revenues	**20,602**
Operating Expenses:	
Compensation and Benefits	**1,852**
Marketing and Advertising	**1**
Depr and Amortization	**472**
Professional and Contract Services	3,451
Computer Ops and Data Communication	6,917
Occupancy	194
Regulatory	-
General Administrative and Other	543
Merger Related Expenses Total	-
Restructuring Charges	62
Total Operating Expenses	13,493
Operating Income	7,109
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,109
Income Tax provisions	-
Net Income before Minority Interest	7,109
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,109

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Asset	41,817
Total Assets	41,817
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(451)
Other Current Liabilities	440
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	(11)
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,253
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	6,253
Total Liabilities	6,242
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	2,338
Total NASDAQ OMX Stockholders' Equity	35,575
Total Noncontrolling Interest	-
Total Equity	35,575
Total Liabilities Minority Interest and Stockholders Equity	41,817

Nasdaq, Inc.
Unconsolidated Statement of Income - GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	525
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	109,149
Total Assets	109,149
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1,073)
Other Current Liabilities	1,351
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	278
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,704
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	16,704
Total Liabilities	16,981
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	3,384
Total NASDAQ OMX Stockholders' Equity	92,168
Total Noncontrolling Interest	-
Total Equity	92,168
Total Liabilities Minority Interest and Stockholders Equity	109,149

Nasdaq, Inc.

Unconsolidated Statement of Income -Granite Redux, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	530
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,203)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,673)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	536,188
Non Current Deferred Taxes	12,057
Other Long Term Assets	120,015
Right of use asset	-
Total Long Term Assets	**1,217,716**
Total Assets	**1,206,043**
LIABILITIES	
AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3,727)
Other Current Liabilities	130,752
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**224,568**
Total Long Term Debt	-
Non Current Deferred Tax Liability	176,482
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**176,482**
Total Liabilities	**401,050**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	743,500
Accumulated Other Comprehensive Income/	168
Total Retained Earnings	61,325
Total NASDAQ OMX Stockholders' Equity	**804,993**
Total Noncontrolling Interest	-
Total Equity	**804,993**
Total Liabilities Minority Interest and Stockholders Equity	**1,206,043**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**11,362**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	11,364
Operating Income	(11,364)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(11,364)
Income Tax provisions	-
Net Income before Minority Interest	(11,364)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(11,364)

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC (liquidated 8/2023)
(in thousands, unaudited)

Notes: No data in 2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,227
Margin Deposits & Default Fund	-
Total Current Assets	**1,227**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**1,227**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(272)
Total NASDAQ OMX Stockholders' Equity	**1,269**
Total Noncontrolling Interest	-
Total Equity	**1,269**
Total Liabilities Minority Interest and Stockholders Equity	**1,227**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	-
Total Receivables - Net	8,899
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,883
Margin Deposits & Default Fund	-
Total Current Assets	**21,793**
Long Term Assets:	
Total Property and Equipment - Net	41
Goodwill	31,048
Other Intangibles	48,596
Non Current Deferred Taxes	2,934
Other Long Term Assets	22,346
Right of use asset	-
Total Long Term Assets	**104,965**
Total Assets	**126,758**
LIABILITIES	
AP and Accrued Expenses	788
SEC 31a Payable to the SEC	2,340
Accrued Personnel Costs	0
Deferred Revenue	237
Lease liability - current	-
Other Accrued Liabilities	(2,903)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**462**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12,143
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	162
Long Term Liabilities	**12,305**
Total Liabilities	**12,767**
EQUITY	
Common Stock Total	8
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,939
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	71,044
Total NASDAQ OMX Stockholders' Equity	**113,991**
Total Noncontrolling Interest	-
Total Equity	**113,991**
Total Liabilities Minority Interest and Stockholders Equity	**126,758**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	8,685
Financial Technology	16,137
Market Services	191,840
Other	-
Total Revenues	**216,662**
Transaction-based expenses:	
Transaction Rebates	(104,419)
Brokerage, Clearance and Exchange Fees	(9,719)
Revenues less Cost of Revenues	**102,524**
Operating Expenses:	
Compensation and Benefits	**37**
Marketing and Advertising	-
Depr and Amortization	**138**
Professional and Contract Services	114
Computer Ops and Data Communication	794
Occupancy	8
Regulatory	1,930
General Administrative and Other	3,652
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	6,673
Operating Income	95,851
Total Interest Income	22
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	95,873
Income Tax provisions	36,432
Net Income before Minority Interest	59,442
Net (gain) loss attributable to noncontrolling interests	-
Net Income	59,442

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	336
Margin Deposits & Default Fund	-
Total Current Assets	**1,266**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,266**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	593
Total NASDAQ OMX Stockholders' Equity	**1,266**
Total Noncontrolling Interest	-
Total Equity	**1,266**
Total Liabilities Minority Interest and Stockholders Equity	**1,266**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,114
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,114**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,114**
Operating Expenses:	
Compensation and Benefits	**244**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	60
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	10
General Administrative and Other	6
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	319
Operating Income	794
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	794
Income Tax provisions	-
Net Income before Minority Interest	794
Net (gain) loss attributable to noncontrolling interests	-
Net Income	794

.
Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

Notes: Closed in 4/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	14,501
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,576
Margin Deposits & Default Fund	-
Total Current Assets	**19,077**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	36,205
Other Intangibles	(0)
Non Current Deferred Taxes	(71)
Other Long Term Assets	4,581
Right of use asset	(0)
Total Long Term Assets	**40,715**
Total Assets	**59,793**
LIABILITIES	
AP and Accrued Expenses	(85)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	6,668
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**6,583**
Total Long Term Debt	-
Non Current Deferred Tax Liability	516
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	186
Long Term Liabilities	**702**
Total Liabilities	**7,285**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/	139
Total Retained Earnings	3,369
Total NASDAQ OMX Stockholders' Equity	**52,507**
Total Noncontrolling Interest	-
Total Equity	**52,507**
Total Liabilities Minority Interest and Stockholders Equity	**59,793**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	82
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**82**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**82**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	-
Depr and Amortization	**40**
Professional and Contract Services	(0)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	4
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	44
Operating Income	39
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	39
Income Tax provisions	0
Net Income before Minority Interest	39
Net (gain) loss attributable to noncontrolling interests	-
Net Income	39

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	194,111
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,199
Margin Deposits & Default Fund	-
Total Current Assets	**196,310**
Long Term Assets:	
Total Property and Equipment - Net	23,475
Goodwill	131,949
Other Intangibles	497
Non Current Deferred Taxes	1,559
Other Long Term Assets	202,332
Right of use asset	2,143
Total Long Term Assets	**361,955**
Total Assets	**558,265**
LIABILITIES	
AP and Accrued Expenses	13,223
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	14,339
Deferred Revenue	39,131
Lease liability - current	2,279
Other Accrued Liabilities	574
Other Current Liabilities	85,873
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**155,420**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	44
Lease liability - non current	821
All Other Long Term Liabilities	1,108
Long Term Liabilities	**18,777**
Total Liabilities	**174,196**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,964
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(66,896)
Total NASDAQ OMX Stockholders' Equity	**384,068**
Total Noncontrolling Interest	-
Total Equity	**384,068**
Total Liabilities Minority Interest and Stockholders Equity	**558,265**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	159,959
Financial Technology	-
Market Services	-
Other	1,851
Total Revenues	**161,810**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**161,810**
Operating Expenses:	
Compensation and Benefits	**80,774**
Marketing and Advertising	**2,999**
Depr and Amortization	**6,575**
Professional and Contract Services	68,412
Computer Ops and Data Communication	11,314
Occupancy	6,957
Regulatory	-
General Administrative and Other	12,951
Merger Related Expenses Total	1,188
Restructuring Charges	1,818
Total Operating Expenses	192,988
Operating Income	(31,178)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(31,178)
Income Tax provisions	-
Net Income before Minority Interest	(31,178)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(31,178)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1)
Total NASDAQ OMX Stockholders' Equity	**(1)**
Total Noncontrolling Interest	-
Total Equity	**(1)**
Total Liabilities Minority Interest and Stockholders Equity	**1**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(0)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	1,707
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,707**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,707**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1,482)
Total NASDAQ OMX Stockholders' Equity	**(1,482)**
Total Noncontrolling Interest	-
Total Equity	**(1,482)**
Total Liabilities Minority Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**2**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	-
Net Income before Minority Interest	(2)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	17,287
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	8,622
Margin Deposits & Default Fund	-
Total Current Assets	**26,159**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	224
Right of use asset	-
Total Long Term Assets	**5,793**
Total Assets	**31,951**
LIABILITIES	
AP and Accrued Expenses	1,777
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,777**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1,777**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	3,866
Total NASDAQ OMX Stockholders' Equity	**30,174**
Total Noncontrolling Interest	-
Total Equity	**30,174**
Total Liabilities Minority Interest and Stockholders Equity	**31,951**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	34,491
Other	(1,428)
Total Revenues	**33,063**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(25,168)**
Revenues less Cost of Revenues	**7,895**
Operating Expenses:	
Compensation and Benefits	**420**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	94
Computer Ops and Data Communication	180
Occupancy	-
Regulatory	78
General Administrative and Other	147
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	919
Operating Income	6,977
Total Interest Income	80
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,056
Income Tax provisions	-
Net Income before Minority Interest	7,056
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,056

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	330
Investments	-
Total Receivables - Net	2
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(0)
Margin Deposits & Default Fund	-
Total Current Assets	**331**
Long Term Assets:	
Total Property and Equipment - Net	1,345
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	37,520
Right of use asset	(0)
Total Long Term Assets	**45,491**
Total Assets	**45,823**
LIABILITIES	
AP and Accrued Expenses	295
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	977
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3,064)
Other Current Liabilities	65,911
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**64,119**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**1,013**
Total Liabilities	**65,132**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(42,058)
Total NASDAQ OMX Stockholders' Equity	**(19,310)**
Total Noncontrolling Interest	-
Total Equity	**(19,310)**
Total Liabilities Minority Interest and Stockholders Equity	**45,823**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,316
Total Revenues	**2,316**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,316**
Operating Expenses:	
Compensation and Benefits	**5,128**
Marketing and Advertising	**142**
Depr and Amortization	**98**
Professional and Contract Services	707
Computer Ops and Data Communication	272
Occupancy	458
Regulatory	-
General Administrative and Other	765
Merger Related Expenses Total	367
Restructuring Charges	44
Total Operating Expenses	7,981
Operating Income	(5,665)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	(17,980)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(23,645)
Income Tax provisions	-
Net Income before Minority Interest	(23,645)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(23,645)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(5)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,965
Margin Deposits & Default Fund	-
Total Current Assets	**3,960**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**3,752**
LIABILITIES	
AP and Accrued Expenses	22,399
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**22,407**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**22,294**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(58,935)
Total NASDAQ OMX Stockholders' Equity	**(18,542)**
Total Noncontrolling Interest	-
Total Equity	**(18,542)**
Total Liabilities Minority Interest and Stockholders Equity	**3,752**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**22**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(5,190)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	22,001
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	16,833
Operating Income	(16,833)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(16,833)
Income Tax provisions	-
Net Income before Minority Interest	(16,833)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(16,833)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	17,418
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,608
Margin Deposits & Default Fund	-
Total Current Assets	**27,026**
Long Term Assets:	
Total Property and Equipment - Net	4,312
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	13,690
Right of use asset	-
Total Long Term Assets	**18,001**
Total Assets	**45,028**
LIABILITIES	
AP and Accrued Expenses	4,939
SEC 31a Payable to the SEC	725
Accrued Personnel Costs	58
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	31
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,754**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5,754**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	26,239
Total NASDAQ OMX Stockholders' Equity	**39,274**
Total Noncontrolling Interest	-
Total Equity	**39,274**
Total Liabilities Minority Interest and Stockholders Equity	**45,028**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,131
Financial Technology	4,764
Market Services	139,323
Other	-
Total Revenues	**145,218**
Transaction-based expenses:	
Transaction Rebates	(99,888)
Brokerage, Clearance and Exchange Fees	(2,477)
Revenues less Cost of Revenues	**42,852**
Operating Expenses:	
Compensation and Benefits	**267**
Marketing and Advertising	-
Depr and Amortization	**49**
Professional and Contract Services	(727)
Computer Ops and Data Communication	1,161
Occupancy	11
Regulatory	773
General Administrative and Other	2,712
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4,247
Operating Income	38,606
Total Interest Income	24
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	38,630
Income Tax provisions	-
Net Income before Minority Interest	38,630
Net (gain) loss attributable to noncontrolling interests	-
Net Income	38,630

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	344
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	276,596
Margin Deposits & Default Fund	-
Total Current Assets	**276,968**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	(0)
Other Intangibles	-
Non Current Deferred Taxes	442
Other Long Term Assets	4,465,456
Right of use asset	-
Total Long Term Assets	**4,465,897**
Total Assets	**4,742,866**
LIABILITIES	
AP and Accrued Expenses	600
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	219,585
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**220,185**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**77**
Total Liabilities	**220,262**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/	(490,201)
Total Retained Earnings	378,392
Total NASDAQ OMX Stockholders' Equity	**4,522,604**
Total Noncontrolling Interest	-
Total Equity	**4,522,604**
Total Liabilities Minority Interest and Stockholders Equity	**4,742,866**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2,859)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(2,859)
Operating Income	2,859
Total Interest Income	0
Total Interest Expense	(10,115)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(7,256)
Income Tax provisions	1,345
Net Income before Minority Interest	(8,601)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(8,601)

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Asset	12,124
Total Assets	12,124
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	12,124
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	12,124
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	12,124
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	12,124

.

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(172)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	46,116
Margin Deposits & Default Fund	-
Total Current Assets	**45,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**440**
Total Assets	**46,385**
LIABILITIES	
AP and Accrued Expenses	154
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	267
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**420**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**(25)**
Total Liabilities	**396**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	44,989
Total NASDAQ OMX Stockholders' Equity	**45,989**
Total Noncontrolling Interest	-
Total Equity	**45,989**
Total Liabilities Minority Interest and Stockholders Equity	**46,385**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	89,734
Financial Technology	24
Market Services	-
Other	-
Total Revenues	**89,758**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**89,758**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	23
Occupancy	-
Regulatory	-
General Administrative and Other	1,162
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,185
Operating Income	88,573
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	88,573
Income Tax provisions	-
Net Income before Minority Interest	88,573
Net (gain) loss attributable to noncontrolling interests	-
Net Income	88,573

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	57,941
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	61,523
Margin Deposits & Default Fund	-
Total Current Assets	**119,464**
Long Term Assets:	
Total Property and Equipment - Net	639
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	178,525
Right of use asset	-
Total Long Term Assets	**179,164**
Total Assets	**298,628**
LIABILITIES	
AP and Accrued Expenses	32,974
SEC 31a Payable to the SEC	2,474
Accrued Personnel Costs	1,708
Deferred Revenue	-
Lease liability - current	(0)
Other Accrued Liabilities	102
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**37,259**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**37,273**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	161,107
Total NASDAQ OMX Stockholders' Equity	**261,355**
Total Noncontrolling Interest	-
Total Equity	**261,355**
Total Liabilities Minority Interest and Stockholders Equity	**298,628**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	38,253
Financial Technology	13,972
Market Services	310,421
Other	-
Total Revenues	**362,647**
Transaction-based expenses:	
Transaction Rebates	(194,835)
Brokerage, Clearance and Exchange Fees	(10,495)
Revenues less Cost of Revenues	**157,317**
Operating Expenses:	
Compensation and Benefits	**6,737**
Marketing and Advertising	**387**
Depr and Amortization	**304**
Professional and Contract Services	3,049
Computer Ops and Data Communication	2,030
Occupancy	606
Regulatory	1,107
General Administrative and Other	5,799
Merger Related Expenses Total	-
Restructuring Charges	45
Total Operating Expenses	20,063
Operating Income	137,254
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	9,420
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	146,675
Income Tax provisions	-
Net Income before Minority Interest	146,675
Net (gain) loss attributable to noncontrolling interests	-
Net Income	146,675

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	5,958
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,139
Margin Deposits & Default Fund	-
Total Current Assets	**21,097**
Long Term Assets:	
Total Property and Equipment - Net	3,622
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,125
Right of use asset	-
Total Long Term Assets	**13,747**
Total Assets	**34,844**
LIABILITIES	
AP and Accrued Expenses	436
SEC 31a Payable to the SEC	556
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	26
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,017**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,017**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	28,636
Total NASDAQ OMX Stockholders' Equity	**33,827**
Total Noncontrolling Interest	-
Total Equity	**33,827**
Total Liabilities Minority Interest and Stockholders Equity	**34,844**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,590
Financial Technology	3,281
Market Services	54,846
Other	-
Total Revenues	**59,718**
Transaction-based expenses:	
Transaction Rebates	(18,568)
Brokerage, Clearance and Exchange Fees	(1,712)
Revenues less Cost of Revenues	**39,438**
Operating Expenses:	
Compensation and Benefits	**61**
Marketing and Advertising	-
Depr and Amortization	**577**
Professional and Contract Services	184
Computer Ops and Data Communication	5,540
Occupancy	-
Regulatory	579
General Administrative and Other	2,077
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	9,018
Operating Income	30,420
Total Interest Income	6
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	30,426
Income Tax provisions	-
Net Income before Minority Interest	30,426
Net (gain) loss attributable to noncontrolling interests	-
Net Income	30,426

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9
Investments	-
Total Receivables - Net	29,350
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,045
Margin Deposits & Default Fund	-
Total Current Assets	**46,405**
Long Term Assets:	
Total Property and Equipment - Net	18,652
Goodwill	503,610
Other Intangibles	242,995
Non Current Deferred Taxes	16,330
Other Long Term Assets	173,418
Right of use asset	13,807
Total Long Term Assets	**968,812**
Total Assets	**1,015,217**
LIABILITIES	
AP and Accrued Expenses	9,632
SEC 31a Payable to the SEC	11,212
Accrued Personnel Costs	6,795
Deferred Revenue	88
Lease liability - current	2,325
Other Accrued Liabilities	7,512
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**37,563**
Total Long Term Debt	-
Non Current Deferred Tax Liability	103,589
Non-current deferred revenue	-
Lease liability - non current	25,402
All Other Long Term Liabilities	19,745
Long Term Liabilities	**148,736**
Total Liabilities	**186,299**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/	(467)
Total Retained Earnings	755,926
Total NASDAQ OMX Stockholders' Equity	**828,917**
Total Noncontrolling Interest	-
Total Equity	**828,917**
Total Liabilities Minority Interest and Stockholders Equity	**1,015,217**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended
	December 31, 2023
REVENUE	
Capital Access Platforms	14,183
Financial Technology	21,360
Market Services	377,770
Other	54
Total Revenues	**413,367**
Transaction-based expenses:	
Transaction Rebates	(229,769)
Brokerage, Clearance and Exchange Fees	**(44,850)**
Revenues less Cost of Revenues	**138,749**
Operating Expenses:	
Compensation and Benefits	**19,108**
Marketing and Advertising	**945**
Depr and Amortization	**13,618**
Professional and Contract Services	771
Computer Ops and Data Communication	3,220
Occupancy	11,161
Regulatory	4,237
General Administrative and Other	10,320
Merger Related Expenses Total	-
Restructuring Charges	720
Total Operating Expenses	64,101
Operating Income	74,648
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	9,420
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	84,068
Income Tax provisions	23,312
Net Income before Minority Interest	60,756
Net (gain) loss attributable to noncontrolling interests	-
Net Income	60,756

.
Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Private Market, LLC
(in thousands, unaudited)

Notes: 30.76% directly or indirectly owned by Nasdaq, Inc. - equity
investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,902
Right of use asset	-
Total Long Term Assets	**2,902**
Total Assets	**2,902**
LIABILITIES	
AP and Accrued Expenses	2,902
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,902**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**2,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC (liquidated 4/2024)
(in thousands, unaudited)

Notes: No legal entity set up in OneStream Financials

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	88,736
Margin Deposits & Default Fund	-
Total Current Assets	**88,736**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**88,042**
LIABILITIES	
AP and Accrued Expenses	2,162
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,535
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,697**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,697**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	64,345
Total NASDAQ OMX Stockholders' Equity	**84,345**
Total Noncontrolling Interest	-
Total Equity	**84,345**
Total Liabilities Minority Interest and Stockholders Equity	**88,042**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	153,116
Market Services	-
Other	-
Total Revenues	**153,116**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**153,116**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	129
Computer Ops and Data Communication	525
Occupancy	18,021
Regulatory	-
General Administrative and Other	4,561
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	**23,236**
Operating Income	**129,880**
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	**129,880**
Income Tax provisions	-
Net Income before Minority Interest	**129,880**
Net (gain) loss attributable to noncontrolling interests	-
Net Income	**129,880**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	8,587
Investments	-
Total Receivables - Net	147
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	279
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**9,030**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**9,228**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1,001
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,001**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**3**
Total Liabilities	**1,004**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	7,723
Total NASDAQ OMX Stockholders' Equity	**8,223**
Total Noncontrolling Interest	-
Total Equity	**8,223**
Total Liabilities Minority Interest and Stockholders Equity	**9,228**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,828
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,828**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,828**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2,410
Computer Ops and Data Communication	28
Occupancy	-
Regulatory	29
General Administrative and Other	52
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,519
Operating Income	(691)
Total Interest Income	7
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(684)
Income Tax provisions	-
Net Income before Minority Interest	(684)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(684)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	(0)
Total Noncontrolling Interest	-
Total Equity	(0)
Total Liabilities Minority Interest and Stockholders Equity	(0)

Nasdaq, Inc.
Unconsolidated Statement of Income - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	110
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,673
Margin Deposits & Default Fund	-
Total Current Assets	**2,783**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,569**
Total Assets	**4,352**
LIABILITIES	
AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	258
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**265**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**265**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	2,670
Total NASDAQ OMX Stockholders' Equity	**4,086**
Total Noncontrolling Interest	-
Total Equity	**4,086**
Total Liabilities Minority Interest and Stockholders Equity	**4,352**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, LLC
(in thousands, unaudited)

	Year Ended
	December 31, 2023
REVENUE	
Capital Access Platforms	746
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**746**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**746**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	18
Computer Ops and Data Communication	7
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	25
Operating Income	721
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	721
Income Tax provisions	-
Net Income before Minority Interest	721
Net (gain) loss attributable to noncontrolling interests	-
Net Income	721

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	5,541
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,484
Margin Deposits & Default Fund	-
Total Current Assets	**14,025**
Long Term Assets:	
Total Property and Equipment - Net	286
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**321**
Total Assets	**14,346**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	527
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**527**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**527**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	13,819
Total NASDAQ OMX Stockholders' Equity	**13,819**
Total Noncontrolling Interest	-
Total Equity	**13,819**
Total Liabilities Minority Interest and Stockholders Equity	**14,346**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	18,148
Market Services	-
Other	-
Total Revenues	**18,148**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,148**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**84**
Professional and Contract Services	1,490
Computer Ops and Data Communication	1,153
Occupancy	-
Regulatory	-
General Administrative and Other	227
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,954
Operating Income	15,194
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	15,194
Income Tax provisions	-
Net Income before Minority Interest	15,194
Net (gain) loss attributable to noncontrolling interests	-
Net Income	15,194

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**160**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	160
Operating Income	(160)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(160)
Income Tax provisions	-
Net Income before Minority Interest	(160)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(160)

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	169
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,470
Margin Deposits & Default Fund	-
Total Current Assets	**1,639**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,803
Other Intangibles	852
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,655**
Total Assets	**5,293**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	375
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**375**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**375**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,018
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	1,901
Total NASDAQ OMX Stockholders' Equity	**4,918**
Total Noncontrolling Interest	-
Total Equity	**4,918**
Total Liabilities Minority Interest and Stockholders Equity	**5,293**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	929
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**929**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**929**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	-
Depr and Amortization	**142**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	143
Operating Income	787
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	787
Income Tax provisions	-
Net Income before Minority Interest	787
Net (gain) loss attributable to noncontrolling interests	-
Net Income	787

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	3,930
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,514
Margin Deposits & Default Fund	-
Total Current Assets	**5,444**
Long Term Assets:	
Total Property and Equipment - Net	11,834
Goodwill	135,483
Other Intangibles	2,642
Non Current Deferred Taxes	6,879
Other Long Term Assets	17
Right of use asset	761
Total Long Term Assets	**157,615**
Total Assets	**163,059**
LIABILITIES	
AP and Accrued Expenses	1,273
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,783
Deferred Revenue	8,375
Lease liability - current	245
Other Accrued Liabilities	73
Other Current Liabilities	10,245
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**22,992**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,344
Non-current deferred revenue	21
Lease liability - non current	615
All Other Long Term Liabilities	-
Long Term Liabilities	**4,980**
Total Liabilities	**27,972**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(23,102)
Total NASDAQ OMX Stockholders' Equity	**135,087**
Total Noncontrolling Interest	-
Total Equity	**135,087**
Total Liabilities Minority Interest and Stockholders Equity	**163,059**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	26,220
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**26,220**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**26,220**
Operating Expenses:	
Compensation and Benefits	**19,463**
Marketing and Advertising	**4**
Depr and Amortization	**7,320**
Professional and Contract Services	1,407
Computer Ops and Data Communication	4,985
Occupancy	467
Regulatory	-
General Administrative and Other	638
Merger Related Expenses Total	-
Restructuring Charges	811
Total Operating Expenses	35,096
Operating Income	(8,876)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(8,876)
Income Tax provisions	-
Net Income before Minority Interest	(8,876)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(8,876)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(678)
Total NASDAQ OMX Stockholders' Equity	**61**
Total Noncontrolling Interest	-
Total Equity	**61**
Total Liabilities Minority Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	159
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,638
Margin Deposits & Default Fund	-
Total Current Assets	**14,797**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	20,552
Non Current Deferred Taxes	9
Other Long Term Assets	15,579
Right of use asset	239
Total Long Term Assets	**40,178**
Total Assets	**54,975**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	267
Other Accrued Liabilities	3
Other Current Liabilities	1,593
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,864**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	539
Long Term Liabilities	**9,810**
Total Liabilities	**11,673**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/	(187)
Total Retained Earnings	(8,582)
Total NASDAQ OMX Stockholders' Equity	**43,302**
Total Noncontrolling Interest	-
Total Equity	**43,302**
Total Liabilities Minority Interest and Stockholders Equity	**54,975**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**2,327**
Professional and Contract Services	3,612
Computer Ops and Data Communication	-
Occupancy	426
Regulatory	-
General Administrative and Other	103
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	6,467
Operating Income	(6,467)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(6,467)
Income Tax provisions	-
Net Income before Minority Interest	(6,467)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(6,467)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**15**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(15)
Total NASDAQ OMX Stockholders' Equity	**(15)**
Total Noncontrolling Interest	-
Total Equity	**(15)**
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(24)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,971
Margin Deposits & Default Fund	-
Total Current Assets	**1,946**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	965
Non Current Deferred Taxes	(425)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Asset	**10,699**
Total Assets	**12,645**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(64)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(64)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	341
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**341**
Total Liabilities	**277**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	244
Total NASDAQ OMX Stockholders' Equity	**12,368**
Total Noncontrolling Interest	-
Total Equity	**12,368**
Total Liabilities Minority Interest and Stockholders Equity	**12,645**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	27
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**27**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**27**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**361**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	361
Operating Income	(334)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(334)
Income Tax provisions	-
Net Income before Minority Interest	(334)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(334)

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in OneStrem Financials - included in NOS-EXCH entity

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: Not a separate legal entity in OneStream Financials - 20%
owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	77,812
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,948
Margin Deposits & Default Fund	-
Total Current Assets	**93,760**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	743,500
Right of use asset	-
Total Long Term Asset	**743,459**
Total Assets	**837,219**
LIABILITIES	
AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,242
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,544**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,552**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	875,888
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(46,221)
Total NASDAQ OMX Stockholders' Equity	**829,668**
Total Noncontrolling Interest	-
Total Equity	**829,668**
Total Liabilities Minority Interest and Stockholders Equity	**837,219**

Page 126 of 360

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,244
Total Revenues	**4,244**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,244**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	210
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	211
Operating Income	4,032
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	4,032
Income Tax provisions	-
Net Income before Minority Interest	4,032
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,032

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	162,527
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**162,527**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9,737
Other Long Term Assets	1,028,315
Right of use asset	-
Total Long Term Asset	**1,038,052**
Total Assets	**1,200,579**
LIABILITIES	
AP and Accrued Expenses	111,909
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(175)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**111,735**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63,635
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**63,635**
Total Liabilities	**175,370**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(3,106)
Total NASDAQ OMX Stockholders' Equity	**1,025,209**
Total Noncontrolling Interest	-
Total Equity	**1,025,209**
Total Liabilities Minority Interest and Stockholders Equity	**1,200,579**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	0
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	-
Net Income before Minority Interest	(2)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	4,518
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**4,518**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,518**
LIABILITIES	
AP and Accrued Expenses	3,565
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,565**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,565**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	438
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	516
Total NASDAQ OMX Stockholders' Equity	**954**
Total Noncontrolling Interest	-
Total Equity	**954**
Total Liabilities Minority Interest and Stockholders Equity	**4,518**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	5,009
Total Revenues	**5,009**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**5,009**
Operating Expenses:	
Compensation and Benefits	**4,453**
Marketing and Advertising	**6**
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	108
Occupancy	-
Regulatory	-
General Administrative and Other	199
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4,766
Operating Income	243
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	243
Income Tax provisions	-
Net Income before Minority Interest	243
Net (gain) loss attributable to noncontrolling interests	-
Net Income	243

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,416
Investments	-
Total Receivables - Net	107
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	824
Other Current Assets	71
Margin Deposits & Default Fund	-
Total Current Assets	**2,418**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	17
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Asset	**17**
Total Assets	**2,435**
LIABILITIES	
AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	98
Deferred Revenue	29
Lease liability - current	-
Other Accrued Liabilities	11
Other Current Liabilities	4
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**167**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	64
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**64**
Total Liabilities	**231**
EQUITY	
Common Stock Total	(0)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/	(918)
Total Retained Earnings	(494)
Total NASDAQ OMX Stockholders' Equity	**2,242**
Total Noncontrolling Interest	(38)
Total Equity	**2,204**
Total Liabilities Minority Interest and Stockholders Equity	**2,435**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	689
Financial Technology	119
Market Services	437
Other	673
Total Revenues	**1,917**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,917**
Operating Expenses:	
Compensation and Benefits	**414**
Marketing and Advertising	**17**
Depr and Amortization	-
Professional and Contract Services	106
Computer Ops and Data Communication	125
Occupancy	62
Regulatory	21
General Administrative and Other	183
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	928
Operating Income	989
Total Interest Income	2
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	991
Income Tax provisions	142
Net Income before Minority Interest	850
Net (gain) loss attributable to noncontrolling interests	-
Net Income	850

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	380
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	87
Other Current Assets	5,711
Margin Deposits & Default Fund	-
Total Current Assets	**6,178**
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	479
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**497**
Total Assets	**6,674**
LIABILITIES	
AP and Accrued Expenses	313
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,596
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	134
Other Current Liabilities	2,659
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,703**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	156
Long Term Liabilities	**156**
Total Liabilities	**4,858**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	64
Total Retained Earnings	1,752
Total NASDAQ OMX Stockholders' Equity	**1,816**
Total Noncontrolling Interest	-
Total Equity	**1,816**
Total Liabilities Minority Interest and Stockholders Equity	**6,674**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,473
Total Revenues	**2,473**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,473**
Operating Expenses:	
Compensation and Benefits	**1,954**
Marketing and Advertising	-
Depr and Amortization	**6**
Professional and Contract Services	185
Computer Ops and Data Communication	1
Occupancy	22
Regulatory	-
General Administrative and Other	80
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,247
Operating Income	225
Total Interest Income	1
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	226
Income Tax provisions	181
Net Income before Minority Interest	45
Net (gain) loss attributable to noncontrolling interests	-
Net Income	45

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,545
Investments	-
Total Receivables - Net	519
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,480
Margin Deposits & Default Fund	-
Total Current Assets	**4,544**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	11
Right of use asset	-
Total Long Term Asset	**20**
Total Assets	**4,563**
LIABILITIES	
AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	707
Deferred Revenue	395
Lease liability - current	-
Other Accrued Liabilities	13
Other Current Liabilities	1,884
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,017**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,017**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	133
Accumulated Other Comprehensive Income/	15
Total Retained Earnings	1,399
Total NASDAQ OMX Stockholders' Equity	**1,547**
Total Noncontrolling Interest	-
Total Equity	**1,547**
Total Liabilities Minority Interest and Stockholders Equity	**4,563**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	118
Market Services	-
Other	1,503
Total Revenues	**1,621**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,621**
Operating Expenses:	
Compensation and Benefits	**937**
Marketing and Advertising	**1**
Depr and Amortization	**3**
Professional and Contract Services	15
Computer Ops and Data Communication	-
Occupancy	10
Regulatory	-
General Administrative and Other	165
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,131
Operating Income	490
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	490
Income Tax provisions	701
Net Income before Minority Interest	(210)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(210)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	115
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,186
Margin Deposits & Default Fund	-
Total Current Assets	**3,301**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**0**
Total Assets	**3,301**
LIABILITIES	
AP and Accrued Expenses	44
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	151
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	2,816
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,029**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**3,030**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	6
Total Retained Earnings	266
Total NASDAQ OMX Stockholders' Equity	**271**
Total Noncontrolling Interest	-
Total Equity	**271**
Total Liabilities Minority Interest and Stockholders Equity	**3,301**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	381
Total Revenues	**381**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**381**
Operating Expenses:	
Compensation and Benefits	**305**
Marketing and Advertising	-
Depr and Amortization	**0**
Professional and Contract Services	35
Computer Ops and Data Communication	0
Occupancy	5
Regulatory	-
General Administrative and Other	(70)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	275
Operating Income	106
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	106
Income Tax provisions	37
Net Income before Minority Interest	69
Net (gain) loss attributable to noncontrolling interests	-
Net Income	69

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	395
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	378
Margin Deposits & Default Fund	-
Total Current Assets	**773**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	16
Other Long Term Assets	2
Right of use asset	-
Total Long Term Assets	**17**
Total Assets	**790**
LIABILITIES	
AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	82
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	274
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**371**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**371**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	412
Total NASDAQ OMX Stockholders' Equity	**419**
Total Noncontrolling Interest	-
Total Equity	**419**
Total Liabilities Minority Interest and Stockholders Equity	**790**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	181
Total Revenues	**181**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**181**
Operating Expenses:	
Compensation and Benefits	**139**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	4
Regulatory	-
General Administrative and Other	15
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	173
Operating Income	8
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	8
Income Tax provisions	(1)
Net Income before Minority Interest	9
Net (gain) loss attributable to noncontrolling interests	-
Net Income	9

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,678
Investments	-
Total Receivables - Net	231
Current Deferred Tax	50
Current restricted Cash and Cash equivalents	-
Other Current Assets	(118)
Margin Deposits & Default Fund	-
Total Current Assets	**1,841**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Asset	**59**
Total Assets	**1,899**
LIABILITIES	
AP and Accrued Expenses	46
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	452
Deferred Revenue	41
Lease liability - current	-
Other Accrued Liabilities	1
Other Current Liabilities	858
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,398**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**1,398**
EQUITY	
Common Stock Total	886
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	9
Total Retained Earnings	(393)
Total NASDAQ OMX Stockholders' Equity	**502**
Total Noncontrolling Interest	-
Total Equity	**502**
Total Liabilities Minority Interest and Stockholders Equity	**1,899**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	227
Market Services	-
Other	316
Total Revenues	**544**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**544**
Operating Expenses:	
Compensation and Benefits	**521**
Marketing and Advertising	**1**
Depr and Amortization	**3**
Professional and Contract Services	9
Computer Ops and Data Communication	6
Occupancy	6
Regulatory	-
General Administrative and Other	36
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	581
Operating Income	(37)
Total Interest Income	16
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(21)
Income Tax provisions	(464)
Net Income before Minority Interest	443
Net (gain) loss attributable to noncontrolling interests	-
Net Income	443

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza France SARL
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	631
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,818
Margin Deposits & Default Fund	-
Total Current Assets	**15,448**
Long Term Assets:	
Total Property and Equipment - Net	442
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	294
Right of use asset	-
Total Long Term Assets	**735**
Total Assets	**16,184**
LIABILITIES	
AP and Accrued Expenses	461
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,927
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	280
Other Current Liabilities	634
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**9,301**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	615
Long Term Liabilities	**615**
Total Liabilities	**9,917**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10
Accumulated Other Comprehensive Income/	106
Total Retained Earnings	6,151
Total NASDAQ OMX Stockholders' Equity	**6,267**
Total Noncontrolling Interest	-
Total Equity	**6,267**
Total Liabilities Minority Interest and Stockholders Equity	**16,184**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza France SARL
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	8,285
Total Revenues	**8,285**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**8,285**
Operating Expenses:	
Compensation and Benefits	**7,070**
Marketing and Advertising	**28**
Depr and Amortization	**55**
Professional and Contract Services	118
Computer Ops and Data Communication	17
Occupancy	131
Regulatory	-
General Administrative and Other	176
Merger Related Expenses Total	3
Restructuring Charges	-
Total Operating Expenses	7,598
Operating Income	687
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	687
Income Tax provisions	584
Net Income before Minority Interest	103
Net (gain) loss attributable to noncontrolling interests	-
Net Income	103

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	45
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,690
Margin Deposits & Default Fund	-
Total Current Assets	**5,735**
Long Term Assets:	
Total Property and Equipment - Net	55
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	18
Right of use asset	-
Total Long Term Assets	**73**
Total Assets	**5,809**
LIABILITIES	
AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	458
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	4,961
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,439**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,439**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	370
Total NASDAQ OMX Stockholders' Equity	**370**
Total Noncontrolling Interest	-
Total Equity	**370**
Total Liabilities Minority Interest and Stockholders Equity	**5,809**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,041
Total Revenues	**1,041**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,041**
Operating Expenses:	
Compensation and Benefits	**907**
Marketing and Advertising	-
Depr and Amortization	**4**
Professional and Contract Services	40
Computer Ops and Data Communication	2
Occupancy	12
Regulatory	-
General Administrative and Other	(19)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	947
Operating Income	94
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	94
Income Tax provisions	-
Net Income before Minority Interest	94
Net (gain) loss attributable to noncontrolling interests	-
Net Income	94

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	166
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,217
Margin Deposits & Default Fund	-
Total Current Assets	**3,382**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	53
Right of use asset	-
Total Long Term Assets	**74**
Total Assets	**3,457**
LIABILITIES	
AP and Accrued Expenses	85
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	506
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	38
Other Current Liabilities	45
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**674**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**674**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	199
Accumulated Other Comprehensive Income/	54
Total Retained Earnings	2,529
Total NASDAQ OMX Stockholders' Equity	**2,782**
Total Noncontrolling Interest	-
Total Equity	**2,782**
Total Liabilities Minority Interest and Stockholders Equity	**3,457**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	905
Total Revenues	**905**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**905**
Operating Expenses:	
Compensation and Benefits	**807**
Marketing and Advertising	**5**
Depr and Amortization	**2**
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	(9)
Regulatory	-
General Administrative and Other	26
Merger Related Expenses Total	8
Restructuring Charges	-
Total Operating Expenses	853
Operating Income	52
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	53
Income Tax provisions	84
Net Income before Minority Interest	(30)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(30)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Hong Kong Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	107
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,524
Margin Deposits & Default Fund	-
Total Current Assets	**2,630**
Long Term Assets:	
Total Property and Equipment - Net	30
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	62
Right of use asset	64
Total Long Term Assets	**157**
Total Assets	**2,788**
LIABILITIES	
AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	250
Deferred Revenue	-
Lease liability - current	76
Other Accrued Liabilities	(0)
Other Current Liabilities	378
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**728**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**58**
Total Liabilities	**786**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	2,001
Total NASDAQ OMX Stockholders' Equity	**2,002**
Total Noncontrolling Interest	-
Total Equity	**2,002**
Total Liabilities Minority Interest and Stockholders Equity	**2,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Hong Kong Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	617
Total Revenues	**617**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**617**
Operating Expenses:	
Compensation and Benefits	**497**
Marketing and Advertising	-
Depr and Amortization	**13**
Professional and Contract Services	7
Computer Ops and Data Communication	3
Occupancy	18
Regulatory	-
General Administrative and Other	37
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	574
Operating Income	43
Total Interest Income	-
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	42
Income Tax provisions	17
Net Income before Minority Interest	25
Net (gain) loss attributable to noncontrolling interests	-
Net Income	25

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,200
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,435
Margin Deposits & Default Fund	-
Total Current Assets	**7,634**
Long Term Assets:	
Total Property and Equipment - Net	2,445
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,062
Other Long Term Assets	477
Right of use asset	-
Total Long Term Asset	**3,984**
Total Assets	**11,619**
LIABILITIES	
AP and Accrued Expenses	351
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,548
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	15
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,913**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	83
Long Term Liabilities	**83**
Total Liabilities	**5,996**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	55
Accumulated Other Comprehensive Income/	3
Total Retained Earnings	5,565
Total NASDAQ OMX Stockholders' Equity	**5,623**
Total Noncontrolling Interest	-
Total Equity	**5,623**
Total Liabilities Minority Interest and Stockholders Equity	**11,619**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	7,404
Total Revenues	**7,404**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**7,404**
Operating Expenses:	
Compensation and Benefits	**5,804**
Marketing and Advertising	-
Depr and Amortization	**177**
Professional and Contract Services	24
Computer Ops and Data Communication	10
Occupancy	184
Regulatory	-
General Administrative and Other	247
Merger Related Expenses Total	15
Restructuring Charges	29
Total Operating Expenses	6,489
Operating Income	915
Total Interest Income	7
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	920
Income Tax provisions	631
Net Income before Minority Interest	289
Net (gain) loss attributable to noncontrolling interests	-
Net Income	289

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	10,551
Investments	-
Total Receivables - Net	11,861
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	76,011
Margin Deposits & Default Fund	-
Total Current Assets	**98,424**
Long Term Assets:	
Total Property and Equipment - Net	7,099
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	266
Right of use asset	-
Total Long Term Asset	**7,365**
Total Assets	**105,789**
LIABILITIES	
AP and Accrued Expenses	416
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	791
Deferred Revenue	13,273
Lease liability - current	-
Other Accrued Liabilities	93
Other Current Liabilities	72,803
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**87,376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	252
Non-current deferred revenue	56
Lease liability - non current	-
All Other Long Term Liabilities	44
Long Term Liabilities	**352**
Total Liabilities	**87,728**
EQUITY	
Common Stock Total	216
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	358
Total Retained Earnings	17,486
Total NASDAQ OMX Stockholders' Equity	**18,061**
Total Noncontrolling Interest	-
Total Equity	**18,061**
Total Liabilities Minority Interest and Stockholders Equity	**105,789**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	4,804
Market Services	-
Other	10,873
Total Revenues	**15,678**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**15,678**
Operating Expenses:	
Compensation and Benefits	**3,254**
Marketing and Advertising	-
Depr and Amortization	**42**
Professional and Contract Services	25
Computer Ops and Data Communication	669
Occupancy	49
Regulatory	-
General Administrative and Other	11,280
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	15,318
Operating Income	359
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	359
Income Tax provisions	1,161
Net Income before Minority Interest	(801)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(801)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	249
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	21
Other Current Assets	5,982
Margin Deposits & Default Fund	-
Total Current Assets	**6,252**
Long Term Assets:	
Total Property and Equipment - Net	37
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	101
Other Long Term Assets	18
Right of use asset	-
Total Long Term Assets	**156**
Total Assets	**6,408**
LIABILITIES	
AP and Accrued Expenses	(79)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	652
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	56
Other Current Liabilities	4,215
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,844**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,844**
EQUITY	
Common Stock Total	3
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	63
Total Retained Earnings	1,498
Total NASDAQ OMX Stockholders' Equity	**1,564**
Total Noncontrolling Interest	-
Total Equity	**1,564**
Total Liabilities Minority Interest and Stockholders Equity	**6,408**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,027
Total Revenues	**1,027**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,027**
Operating Expenses:	
Compensation and Benefits	**820**
Marketing and Advertising	-
Depr and Amortization	**3**
Professional and Contract Services	22
Computer Ops and Data Communication	9
Occupancy	8
Regulatory	-
General Administrative and Other	(403)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	460
Operating Income	568
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	568
Income Tax provisions	101
Net Income before Minority Interest	467
Net (gain) loss attributable to noncontrolling interests	-
Net Income	467

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Japan KK
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	165
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,094
Margin Deposits & Default Fund	-
Total Current Assets	**2,259**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	140
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**144**
Total Assets	**2,403**
LIABILITIES	
AP and Accrued Expenses	45
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	891
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	99
Other Current Liabilities	175
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,210**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	48
Long Term Liabilities	**48**
Total Liabilities	**1,258**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	67
Accumulated Other Comprehensive Income/	43
Total Retained Earnings	1,035
Total NASDAQ OMX Stockholders' Equity	**1,145**
Total Noncontrolling Interest	-
Total Equity	**1,145**
Total Liabilities Minority Interest and Stockholders Equity	**2,403**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Japan KK
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,526
Total Revenues	**1,526**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,526**
Operating Expenses:	
Compensation and Benefits	**946**
Marketing and Advertising	**1**
Depr and Amortization	**2**
Professional and Contract Services	7
Computer Ops and Data Communication	1
Occupancy	38
Regulatory	-
General Administrative and Other	38
Merger Related Expenses Total	-
Restructuring Charges	359
Total Operating Expenses	1,392
Operating Income	133
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	133
Income Tax provisions	107
Net Income before Minority Interest	26
Net (gain) loss attributable to noncontrolling interests	-
Net Income	26

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Korea LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	172
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	116
Margin Deposits & Default Fund	-
Total Current Assets	**288**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**7**
Total Assets	**294**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	99
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	38
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**139**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**139**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	77
Total NASDAQ OMX Stockholders' Equity	**155**
Total Noncontrolling Interest	-
Total Equity	**155**
Total Liabilities Minority Interest and Stockholders Equity	**294**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Korea LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	93
Total Revenues	**93**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**93**
Operating Expenses:	
Compensation and Benefits	**78**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	2
Regulatory	-
General Administrative and Other	8
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	89
Operating Income	4
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	4
Income Tax provisions	2
Net Income before Minority Interest	2
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,553
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	22,345
Margin Deposits & Default Fund	-
Total Current Assets	**24,898**
Long Term Assets:	
Total Property and Equipment - Net	972
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	49,090
Right of use asset	-
Total Long Term Assets	**50,062**
Total Assets	**74,960**
LIABILITIES	
AP and Accrued Expenses	564
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,400
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,199
Other Current Liabilities	15,739
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**24,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	160
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	488
Long Term Liabilities	**649**
Total Liabilities	**25,551**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(3,699)
Accumulated Other Comprehensive Income/	678
Total Retained Earnings	52,431
Total NASDAQ OMX Stockholders' Equity	**49,410**
Total Noncontrolling Interest	-
Total Equity	**49,410**
Total Liabilities Minority Interest and Stockholders Equity	**74,960**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	18,562
Total Revenues	**18,562**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,562**
Operating Expenses:	
Compensation and Benefits	**11,280**
Marketing and Advertising	**37**
Depr and Amortization	**76**
Professional and Contract Services	93
Computer Ops and Data Communication	29
Occupancy	54
Regulatory	-
General Administrative and Other	(204)
Merger Related Expenses Total	32
Restructuring Charges	1,034
Total Operating Expenses	12,430
Operating Income	6,132
Total Interest Income	-
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,129
Income Tax provisions	4,443
Net Income before Minority Interest	1,687
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,687

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	6,228
Investments	-
Total Receivables - Net	13,087
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,729
Margin Deposits & Default Fund	-
Total Current Assets	**39,044**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,172
Right of use asset	-
Total Long Term Asset	**1,175**
Total Assets	**40,219**
LIABILITIES	
AP and Accrued Expenses	24
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	21
Deferred Revenue	5,487
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	22,860
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**28,391**
Total Long Term Debt	-
Non Current Deferred Tax Liability	444
Non-current deferred revenue	11
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**455**
Total Liabilities	**28,846**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	240
Total Retained Earnings	11,134
Total NASDAQ OMX Stockholders' Equity	**11,373**
Total Noncontrolling Interest	-
Total Equity	**11,373**
Total Liabilities Minority Interest and Stockholders Equity	**40,219**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	9,207
Market Services	-
Other	159
Total Revenues	**9,366**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,366**
Operating Expenses:	
Compensation and Benefits	**145**
Marketing and Advertising	-
Depr and Amortization	**0**
Professional and Contract Services	19
Computer Ops and Data Communication	0
Occupancy	7
Regulatory	-
General Administrative and Other	9,287
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	9,458
Operating Income	(92)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(92)
Income Tax provisions	(12)
Net Income before Minority Interest	(80)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(80)

Nasdaq, Inc.
Unconsolidated Balance Sheet -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALI
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	507
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,016
Margin Deposits & Default Fund	-
Total Current Assets	**5,523**
Long Term Assets:	
Total Property and Equipment - Net	61
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	177
Other Long Term Assets	47
Right of use asset	-
Total Long Term Assets	**285**
Total Assets	**5,808**
LIABILITIES	
AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	970
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	36
Other Current Liabilities	4,524
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,535**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	(0)
Long Term Liabilities	**(0)**
Total Liabilities	**5,535**
EQUITY	
Common Stock Total	1
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	8
Total Retained Earnings	264
Total NASDAQ OMX Stockholders' Equity	**273**
Total Noncontrolling Interest	-
Total Equity	**273**
Total Liabilities Minority Interest and Stockholders Equity	**5,808**

Nasdaq, Inc.
Unconsolidated Statement of Income -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIED
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	725
Total Revenues	**725**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**725**
Operating Expenses:	
Compensation and Benefits	**947**
Marketing and Advertising	-
Depr and Amortization	**5**
Professional and Contract Services	1
Computer Ops and Data Communication	1
Occupancy	27
Regulatory	-
General Administrative and Other	(148)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	833
Operating Income	(109)
Total Interest Income	-
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(110)
Income Tax provisions	49
Net Income before Minority Interest	(159)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(159)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	55
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**55**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**55**
LIABILITIES	
AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**31**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**31**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	55
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	(31)
Total NASDAQ OMX Stockholders' Equity	**24**
Total Noncontrolling Interest	-
Total Equity	**24**
Total Liabilities Minority Interest and Stockholders Equity	**55**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	29
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	31
Operating Income	(31)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(31)
Income Tax provisions	-
Net Income before Minority Interest	(31)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(31)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Singapore Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,022
Investments	-
Total Receivables - Net	4,689
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,192
Margin Deposits & Default Fund	-
Total Current Assets	**23,903**
Long Term Assets:	
Total Property and Equipment - Net	118
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	415
Right of use asset	-
Total Long Term Asset	**533**
Total Assets	**24,436**
LIABILITIES	
AP and Accrued Expenses	144
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,041
Deferred Revenue	5,623
Lease liability - current	-
Other Accrued Liabilities	496
Other Current Liabilities	12,538
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**19,842**
Total Long Term Debt	-
Non Current Deferred Tax Liability	61
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25
Long Term Liabilities	**86**
Total Liabilities	**19,927**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	88
Total Retained Earnings	4,420
Total NASDAQ OMX Stockholders' Equity	**4,509**
Total Noncontrolling Interest	-
Total Equity	**4,509**
Total Liabilities Minority Interest and Stockholders Equity	**24,436**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Singapore Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	1,310
Market Services	-
Other	2,676
Total Revenues	**3,986**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,986**
Operating Expenses:	
Compensation and Benefits	**2,023**
Marketing and Advertising	**39**
Depr and Amortization	**9**
Professional and Contract Services	22
Computer Ops and Data Communication	4
Occupancy	64
Regulatory	-
General Administrative and Other	1,475
Merger Related Expenses Total	-
Restructuring Charges	284
Total Operating Expenses	3,917
Operating Income	69
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	69
Income Tax provisions	374
Net Income before Minority Interest	(305)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(305)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	342
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	923
Margin Deposits & Default Fund	-
Total Current Assets	**1,265**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	14
Right of use asset	-
Total Long Term Assets	**21**
Total Assets	**1,287**
LIABILITIES	
AP and Accrued Expenses	27
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	211
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	519
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**775**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**775**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4
Accumulated Other Comprehensive Income/	9
Total Retained Earnings	498
Total NASDAQ OMX Stockholders' Equity	**511**
Total Noncontrolling Interest	-
Total Equity	**511**
Total Liabilities Minority Interest and Stockholders Equity	**1,287**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	386
Total Revenues	**386**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**386**
Operating Expenses:	
Compensation and Benefits	**324**
Marketing and Advertising	-
Depr and Amortization	**1**
Professional and Contract Services	3
Computer Ops and Data Communication	-
Occupancy	7
Regulatory	-
General Administrative and Other	26
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	360
Operating Income	26
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	27
Income Tax provisions	32
Net Income before Minority Interest	(5)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(5)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	327
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,924
Margin Deposits & Default Fund	-
Total Current Assets	**5,251**
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	40
Right of use asset	-
Total Long Term Assets	**56**
Total Assets	**5,307**
LIABILITIES	
AP and Accrued Expenses	37
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,002
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	2,148
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,187**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	27
Long Term Liabilities	**27**
Total Liabilities	**3,215**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50
Accumulated Other Comprehensive Income/	0
Total Retained Earnings	2,042
Total NASDAQ OMX Stockholders' Equity	**2,092**
Total Noncontrolling Interest	-
Total Equity	**2,092**
Total Liabilities Minority Interest and Stockholders Equity	**5,307**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,369
Total Revenues	**1,369**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,369**
Operating Expenses:	
Compensation and Benefits	**1,161**
Marketing and Advertising	-
Depr and Amortization	**3**
Professional and Contract Services	3
Computer Ops and Data Communication	2
Occupancy	22
Regulatory	-
General Administrative and Other	167
Merger Related Expenses Total	1
Restructuring Charges	-
Total Operating Expenses	1,358
Operating Income	11
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10
Income Tax provisions	-
Net Income before Minority Interest	10
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,154
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,114
Margin Deposits & Default Fund	-
Total Current Assets	**9,267**
Long Term Assets:	
Total Property and Equipment - Net	566
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	640
Other Long Term Assets	30
Right of use asset	-
Total Long Term Asset	**1,235**
Total Assets	**10,503**
LIABILITIES	
AP and Accrued Expenses	29
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,149
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	114
Other Current Liabilities	6,635
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,927**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,927**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	25
Total Retained Earnings	1,551
Total NASDAQ OMX Stockholders' Equity	**1,576**
Total Noncontrolling Interest	-
Total Equity	**1,576**
Total Liabilities Minority Interest and Stockholders Equity	**10,503**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,931
Total Revenues	**3,931**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,931**
Operating Expenses:	
Compensation and Benefits	**3,147**
Marketing and Advertising	**0**
Depr and Amortization	**318**
Professional and Contract Services	53
Computer Ops and Data Communication	1
Occupancy	38
Regulatory	-
General Administrative and Other	(82)
Merger Related Expenses Total	6
Restructuring Charges	-
Total Operating Expenses	3,481
Operating Income	450
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	450
Income Tax provisions	594
Net Income before Minority Interest	(144)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(144)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	20
Net Income before Minority Interest	(21)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(21)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	305
Investments	-
Total Receivables - Net	157
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	298
Other Current Assets	(468)
Margin Deposits & Default Fund	-
Total Current Assets	**293**
Long Term Assets:	
Total Property and Equipment - Net	603
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**606**
Total Assets	**899**
LIABILITIES	
AP and Accrued Expenses	74
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	47
Deferred Revenue	8
Lease liability - current	(0)
Other Accrued Liabilities	-
Other Current Liabilities	1
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**129**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**129**
EQUITY	
Common Stock Total	229
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/	(96)
Total Retained Earnings	222
Total NASDAQ OMX Stockholders' Equity	**769**
Total Noncontrolling Interest	-
Total Equity	**769**
Total Liabilities Minority Interest and Stockholders Equity	**899**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1,263
Other	-
Total Revenues	**1,263**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,263**
Operating Expenses:	
Compensation and Benefits	**271**
Marketing and Advertising	**3**
Depr and Amortization	**180**
Professional and Contract Services	345
Computer Ops and Data Communication	359
Occupancy	45
Regulatory	9
General Administrative and Other	123
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,335
Operating Income	(72)
Total Interest Income	0
Total Interest Expense	(18)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(90)
Income Tax provisions	-
Net Income before Minority Interest	(90)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(90)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	97
Investments	-
Total Receivables - Net	-
Current Deferred Tax	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	26
Margin Deposits & Default Fund	-
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**123**
LIABILITIES	
AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	25
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**26**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**26**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	96
Total NASDAQ OMX Stockholders' Equity	**97**
Total Noncontrolling Interest	-
Total Equity	**97**
Total Liabilities Minority Interest and Stockholders Equity	**123**

Nasdaq, Inc.
Unconsolidated Statement of Income -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	4
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	4
Operating Income	(4)
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(4)
Income Tax provisions	0
Net Income before Minority Interest	(4)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(4)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	98
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	486
Margin Deposits & Default Fund	-
Total Current Assets	**584**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,203
Right of use asset	-
Total Long Term Assets	**1,203**
Total Assets	**1,788**
LIABILITIES	
AP and Accrued Expenses	563
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	336
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**899**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**899**
EQUITY	
Common Stock Total	22
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(6)
Total Retained Earnings	873
Total NASDAQ OMX Stockholders' Equity	**889**
Total Noncontrolling Interest	-
Total Equity	**889**
Total Liabilities Minority Interest and Stockholders Equity	**1,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	25
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	68
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	93
Operating Income	(93)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(93)
Income Tax provisions	-
Net Income before Minority Interest	(93)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(93)

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd.
(in thousands, unaudited)

Notes: liquidated 12/2023 - "Axiom Dubai - Ex-operationals and traced as liquidation to Org Chart"

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (Hong Kong)
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	5
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	219
Margin Deposits & Default Fund	-
Total Current Assets	**225**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**225**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	8
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	217
Total NASDAQ OMX Stockholders' Equity	**217**
Total Noncontrolling Interest	-
Total Equity	**217**
Total Liabilities Minority Interest and Stockholders Equity	**225**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Ltd. (Hong Kong)
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	(0)
Net Income before Minority Interest	0
Net (gain) loss attributable to noncontrolling interests	-
Net Income	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (UK)
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,053
Investments	-
Total Receivables - Net	478
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	123
Margin Deposits & Default Fund	-
Total Current Assets	**1,654**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,654**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1,804
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,804**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,804**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(3)
Total Retained Earnings	(146)
Total NASDAQ OMX Stockholders' Equity	**(149)**
Total Noncontrolling Interest	-
Total Equity	**(149)**
Total Liabilities Minority Interest and Stockholders Equity	**1,654**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Ltd. (UK)
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	62
Market Services	-
Other	-
Total Revenues	**62**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**62**
Operating Expenses:	
Compensation and Benefits	(3)
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	189
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	186
Operating Income	(124)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(124)
Income Tax provisions	16
Net Income before Minority Interest	(141)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(141)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	454
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,560
Margin Deposits & Default Fund	-
Total Current Assets	**3,014**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**3,014**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	2,604
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,604**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,604**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	18
Total Retained Earnings	393
Total NASDAQ OMX Stockholders' Equity	**410**
Total Noncontrolling Interest	-
Total Equity	**410**
Total Liabilities Minority Interest and Stockholders Equity	**3,014**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	(2)
Market Services	-
Other	-
Total Revenues	**(2)**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(2)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	**(2)**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	**0**
Income Tax provisions	**(38)**
Net Income before Minority Interest	**38**
Net (gain) loss attributable to noncontrolling interests	-
Net Income	**38**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Software Spain, S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	106
Margin Deposits & Default Fund	-
Total Current Assets	**109**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**109**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	46
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**46**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**46**
EQUITY	
Common Stock Total	3
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	1
Total Retained Earnings	58
Total NASDAQ OMX Stockholders' Equity	**63**
Total Noncontrolling Interest	-
Total Equity	**63**
Total Liabilities Minority Interest and Stockholders Equity	**109**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Software Spain, S.L.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	(0)
Net Income before Minority Interest	0
Net (gain) loss attributable to noncontrolling interests	-
Net Income	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Group UK Ltd.
(in thousands, unaudited)

Notes: Currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Holdco Ltd.
(in thousands, unaudited)

Notes: Currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,984
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	154
Margin Deposits & Default Fund	-
Total Current Assets	**2,138**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**2,138**
LIABILITIES	
AP and Accrued Expenses	49
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	71
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	6
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**126**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**126**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,196
Accumulated Other Comprehensive Income/	31
Total Retained Earnings	785
Total NASDAQ OMX Stockholders' Equity	**2,012**
Total Noncontrolling Interest	-
Total Equity	**2,012**
Total Liabilities Minority Interest and Stockholders Equity	**2,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	444
Total Revenues	**444**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**444**
Operating Expenses:	
Compensation and Benefits	**117**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	28
Computer Ops and Data Communication	0
Occupancy	12
Regulatory	-
General Administrative and Other	22
Merger Related Expenses Total	-
Restructuring Charges	243
Total Operating Expenses	423
Operating Income	21
Total Interest Income	4
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	25
Income Tax provisions	(1)
Net Income before Minority Interest	26
Net (gain) loss attributable to noncontrolling interests	-
Net Income	26

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology International Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,051
Margin Deposits & Default Fund	-
Total Current Assets	**1,209**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,209**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	135
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**136**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**136**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	23
Total Retained Earnings	1,051
Total NASDAQ OMX Stockholders' Equity	**1,073**
Total Noncontrolling Interest	-
Total Equity	**1,073**
Total Liabilities Minority Interest and Stockholders Equity	**1,209**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology International Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**134**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	133
Operating Income	(133)
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(133)
Income Tax provisions	(6)
Net Income before Minority Interest	(127)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(127)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology Moscow, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	0
Total Retained Earnings	(0)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology Moscow, LLC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(6)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(6)
Operating Income	6
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6
Income Tax provisions	-
Net Income before Minority Interest	6
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	194
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,146
Margin Deposits & Default Fund	-
Total Current Assets	**3,341**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	19
Other Long Term Assets	123
Right of use asset	-
Total Long Term Assets	**151**
Total Assets	**3,492**
LIABILITIES	
AP and Accrued Expenses	47
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	724
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	48
Other Current Liabilities	362
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,181**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4**
Total Liabilities	**1,186**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	219
Accumulated Other Comprehensive Income/	44
Total Retained Earnings	2,044
Total NASDAQ OMX Stockholders' Equity	**2,306**
Total Noncontrolling Interest	-
Total Equity	**2,306**
Total Liabilities Minority Interest and Stockholders Equity	**3,492**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	986
Total Revenues	**986**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**986**
Operating Expenses:	
Compensation and Benefits	**851**
Marketing and Advertising	**1**
Depr and Amortization	**5**
Professional and Contract Services	(0)
Computer Ops and Data Communication	1
Occupancy	-
Regulatory	-
General Administrative and Other	66
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	923
Operating Income	63
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	63
Income Tax provisions	29
Net Income before Minority Interest	34
Net (gain) loss attributable to noncontrolling interests	-
Net Income	34

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso UK MidCo. Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso UK TopCo Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Capri Bidco Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Capri Holdco Ltd.
(in thousands, unaudited)

Notes: Closed based on Adenza report - currently in a voluntary liquidation.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	5,784
Investments	-
Total Receivables - Net	40,812
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	28,311
Margin Deposits & Default Fund	-
Total Current Assets	**74,906**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	70,995
Other Intangibles	37,491
Non Current Deferred Taxes	9
Other Long Term Assets	43,439
Right of use asset	-
Total Long Term Asset	**151,935**
Total Assets	**226,841**
LIABILITIES	
AP and Accrued Expenses	29,041
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15
Deferred Revenue	9,407
Lease liability - current	-
Other Accrued Liabilities	(1,125)
Other Current Liabilities	(5,646)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**31,692**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,987
Non-current deferred revenue	4,496
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**12,483**
Total Liabilities	**44,175**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/	(17,123)
Total Retained Earnings	(14,819)
Total NASDAQ OMX Stockholders' Equity	**182,666**
Total Noncontrolling Interest	-
Total Equity	**182,666**
Total Liabilities Minority Interest and Stockholders Equity	**226,841**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	51,783
Market Services	-
Other	0
Total Revenues	**51,783**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**51,783**
Operating Expenses:	
Compensation and Benefits	**108**
Marketing and Advertising	-
Depr and Amortization	**4,856**
Professional and Contract Services	19,993
Computer Ops and Data Communication	16,618
Occupancy	16
Regulatory	-
General Administrative and Other	570
Merger Related Expenses Total	-
Restructuring Charges	4
Total Operating Expenses	42,165
Operating Income	9,619
Total Interest Income	620
Total Interest Expense	(2)
Dividend and Investment Income	**(28,731)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(18,494)
Income Tax provisions	(478)
Net Income before Minority Interest	(18,016)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(18,016)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2023

.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information for Dissemination Company
(in thousands, unaudited)

Notes: liquidated 3/2023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Asset	**115,024**
Total Assets	**115,024**
LIABILITIES	
AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	41,660
Accumulated Other Comprehensive Income/	23
Total Retained Earnings	73,341
Total NASDAQ OMX Stockholders' Equity	**115,024**
Total Noncontrolling Interest	-
Total Equity	**115,024**
Total Liabilities Minority Interest and Stockholders Equity	**115,024**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(0)
Income Tax provisions	-
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	468
Investments	-
Total Receivables - Net	642
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,426
Margin Deposits & Default Fund	-
Total Current Assets	**2,535**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,410
Other Intangibles	2,768
Non Current Deferred Taxes	214
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**4,392**
Total Assets	**6,927**
LIABILITIES	
AP and Accrued Expenses	43
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	130
Deferred Revenue	1,579
Lease liability - current	-
Other Accrued Liabilities	83
Other Current Liabilities	70
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,905**
Total Long Term Debt	-
Non Current Deferred Tax Liability	830
Non-current deferred revenue	55
Lease liability - non current	-
All Other Long Term Liabilities	57
Long Term Liabilities	**943**
Total Liabilities	**2,848**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/	(564)
Total Retained Earnings	(1,697)
Total NASDAQ OMX Stockholders' Equity	**4,080**
Total Noncontrolling Interest	-
Total Equity	**4,080**
Total Liabilities Minority Interest and Stockholders Equity	**6,927**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	2,104
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**2,104**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,104**
Operating Expenses:	
Compensation and Benefits	**700**
Marketing and Advertising	**22**
Depr and Amortization	**306**
Professional and Contract Services	1,119
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	39
Merger Related Expenses Total	-
Restructuring Charges	10
Total Operating Expenses	2,195
Operating Income	(91)
Total Interest Income	42
Total Interest Expense	0
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(49)
Income Tax provisions	78
Net Income before Minority Interest	(127)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(127)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	235
Margin Deposits & Default Fund	-
Total Current Assets	**235**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,399
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,078
Right of use asset	-
Total Long Term Assets	**11,477**
Total Assets	**11,711**
LIABILITIES	
AP and Accrued Expenses	87
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	71
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	15
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**172**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10,009
Long Term Liabilities	**10,009**
Total Liabilities	**10,181**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(1)
Total Retained Earnings	1,531
Total NASDAQ OMX Stockholders' Equity	**1,530**
Total Noncontrolling Interest	-
Total Equity	**1,530**
Total Liabilities Minority Interest and Stockholders Equity	**11,711**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,155
Total Revenues	**1,155**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,155**
Operating Expenses:	
Compensation and Benefits	**864**
Marketing and Advertising	**18**
Depr and Amortization	-
Professional and Contract Services	99
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	95
Merger Related Expenses Total	-
Restructuring Charges	7
Total Operating Expenses	1,082
Operating Income	73
Total Interest Income	0
Total Interest Expense	(5)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	68
Income Tax provisions	271
Net Income before Minority Interest	(203)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(203)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	6,471
Investments	-
Total Receivables - Net	2,619
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,792
Margin Deposits & Default Fund	-
Total Current Assets	**10,882**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	7,696
Other Intangibles	26,165
Non Current Deferred Taxes	-
Other Long Term Assets	5,376
Right of use asset	(0)
Total Long Term Assets	**39,246**
Total Assets	**50,128**
LIABILITIES	
AP and Accrued Expenses	2,907
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	777
Deferred Revenue	11,960
Lease liability - current	0
Other Accrued Liabilities	320
Other Current Liabilities	481
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**16,445**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,541
Non-current deferred revenue	104
Lease liability - non current	0
All Other Long Term Liabilities	2,144
Long Term Liabilities	**8,789**
Total Liabilities	**25,234**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/	(1,762)
Total Retained Earnings	(17,270)
Total NASDAQ OMX Stockholders' Equity	**24,893**
Total Noncontrolling Interest	-
Total Equity	**24,893**
Total Liabilities Minority Interest and Stockholders Equity	**50,128**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	18,034
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**18,034**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,034**
Operating Expenses:	
Compensation and Benefits	**6,589**
Marketing and Advertising	**264**
Depr and Amortization	**2,897**
Professional and Contract Services	7,767
Computer Ops and Data Communication	40
Occupancy	954
Regulatory	-
General Administrative and Other	466
Merger Related Expenses Total	-
Restructuring Charges	728
Total Operating Expenses	19,705
Operating Income	(1,671)
Total Interest Income	178
Total Interest Expense	(11)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1,504)
Income Tax provisions	1,682
Net Income before Minority Interest	(3,186)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(3,186)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	181
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(70)
Margin Deposits & Default Fund	-
Total Current Assets	**111**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	1,755
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,814**
Total Assets	**1,925**
LIABILITIES	
AP and Accrued Expenses	53
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	108
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(8)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**153**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**153**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/	(278)
Total Retained Earnings	(692)
Total NASDAQ OMX Stockholders' Equity	**1,773**
Total Noncontrolling Interest	-
Total Equity	**1,773**
Total Liabilities Minority Interest and Stockholders Equity	**1,925**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,011
Total Revenues	**1,011**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,011**
Operating Expenses:	
Compensation and Benefits	**703**
Marketing and Advertising	-
Depr and Amortization	**80**
Professional and Contract Services	58
Computer Ops and Data Communication	-
Occupancy	63
Regulatory	-
General Administrative and Other	48
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	953
Operating Income	58
Total Interest Income	-
Total Interest Expense	(18)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	39
Income Tax provisions	-
Net Income before Minority Interest	39
Net (gain) loss attributable to noncontrolling interests	-
Net Income	39

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kuberno Limited
(in thousands, unaudited)

Notes: 27.23% directly or indirectly owned by Nasdaq, Inc.-not in
OneStream Financials - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	792
Investments	-
Total Receivables - Net	18,128
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(544)
Margin Deposits & Default Fund	-
Total Current Assets	**18,377**
Long Term Assets:	
Total Property and Equipment - Net	500
Goodwill	1,780
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	24
Right of use asset	877
Total Long Term Assets	**3,182**
Total Assets	**21,558**
LIABILITIES	
AP and Accrued Expenses	17,703
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,188
Deferred Revenue	749
Lease liability - current	140
Other Accrued Liabilities	-
Other Current Liabilities	56
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**19,837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	850
All Other Long Term Liabilities	-
Long Term Liabilities	**850**
Total Liabilities	**20,686**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,039
Accumulated Other Comprehensive Income/	(3,064)
Total Retained Earnings	(18,103)
Total NASDAQ OMX Stockholders' Equity	**872**
Total Noncontrolling Interest	-
Total Equity	**872**
Total Liabilities Minority Interest and Stockholders Equity	**21,558**

Nasdaq, Inc.

Unconsolidated Statement of Income -Metrio Software Inc.

(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	2,660
Financial Technology	-
Market Services	-
Other	6,819
Total Revenues	**9,479**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**9,479**
Operating Expenses:	
Compensation and Benefits	**6,139**
Marketing and Advertising	**3**
Depr and Amortization	**86**
Professional and Contract Services	1,866
Computer Ops and Data Communication	465
Occupancy	202
Regulatory	-
General Administrative and Other	(252)
Merger Related Expenses Total	323
Restructuring Charges	425
Total Operating Expenses	9,258
Operating Income	221
Total Interest Income	-
Total Interest Expense	(18)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	203
Income Tax provisions	(4,695)
Net Income before Minority Interest	4,898
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,898

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(4)
Investments	-
Total Receivables - Net	612
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(580,366)
Margin Deposits & Default Fund	-
Total Current Assets	**(579,758)**
Long Term Assets:	
Total Property and Equipment - Net	1,659
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5,958
Other Long Term Assets	(3,306,000)
Right of use asset	9,442
Total Long Term Assets	**(3,288,941)**
Total Assets	**(3,868,699)**
LIABILITIES	
AP and Accrued Expenses	1,149
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,375
Deferred Revenue	-
Lease liability - current	5,465
Other Accrued Liabilities	365,365
Other Current Liabilities	(82)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**373,272**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	5,738
All Other Long Term Liabilities	1,759
Long Term Liabilities	**7,497**
Total Liabilities	**380,769**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/	508,494
Total Retained Earnings	(568,073)
Total NASDAQ OMX Stockholders' Equity	**(4,249,467)**
Total Noncontrolling Interest	-
Total Equity	**(4,249,467)**
Total Liabilities Minority Interest and Stockholders Equity	**(3,868,699)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	5,775
Total Revenues	**5,775**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**5,775**
Operating Expenses:	
Compensation and Benefits	**3,822**
Marketing and Advertising	**7**
Depr and Amortization	**700**
Professional and Contract Services	619
Computer Ops and Data Communication	157
Occupancy	(550)
Regulatory	-
General Administrative and Other	2,302
Merger Related Expenses Total	-
Restructuring Charges	(17)
Total Operating Expenses	7,040
Operating Income	(1,266)
Total Interest Income	0
Total Interest Expense	(38,615)
Dividend and Investment Income	**365**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(39,516)
Income Tax provisions	(3,646)
Net Income before Minority Interest	(35,870)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(35,870)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	473
Investments	-
Total Receivables - Net	2,222
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	792
Margin Deposits & Default Fund	-
Total Current Assets	**3,487**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	443
Total Long Term Assets	**475**
Total Assets	**3,962**
LIABILITIES	
AP and Accrued Expenses	51
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,003
Deferred Revenue	(0)
Lease liability - current	278
Other Accrued Liabilities	86
Other Current Liabilities	311
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,729**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	184
All Other Long Term Liabilities	-
Long Term Liabilities	**184**
Total Liabilities	**1,913**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/	90
Total Retained Earnings	947
Total NASDAQ OMX Stockholders' Equity	**2,049**
Total Noncontrolling Interest	-
Total Equity	**2,049**
Total Liabilities Minority Interest and Stockholders Equity	**3,962**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	7,735
Market Services	-
Other	2,400
Total Revenues	**10,135**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**10,135**
Operating Expenses:	
Compensation and Benefits	**3,851**
Marketing and Advertising	**74**
Depr and Amortization	**30**
Professional and Contract Services	4,842
Computer Ops and Data Communication	94
Occupancy	284
Regulatory	-
General Administrative and Other	406
Merger Related Expenses Total	-
Restructuring Charges	95
Total Operating Expenses	9,675
Operating Income	460
Total Interest Income	32
Total Interest Expense	(3)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	489
Income Tax provisions	123
Net Income before Minority Interest	365
Net (gain) loss attributable to noncontrolling interests	-
Net Income	365

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	40,971
Other Intangibles	2,910
Non Current Deferred Taxes	-
Other Long Term Assets	11,092
Right of use asset	-
Total Long Term Assets	**54,973**
Total Assets	**54,989**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	873
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**873**
Total Liabilities	**873**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/	(8,022)
Total Retained Earnings	(15,608)
Total NASDAQ OMX Stockholders' Equity	**54,116**
Total Noncontrolling Interest	-
Total Equity	**54,116**
Total Liabilities Minority Interest and Stockholders Equity	**54,989**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**710**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	710
Operating Income	(710)
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(709)
Income Tax provisions	(186)
Net Income before Minority Interest	(523)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(523)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	4,378
Investments	-
Total Receivables - Net	3,400
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	210
Margin Deposits & Default Fund	-
Total Current Assets	**7,988**
Long Term Assets:	
Total Property and Equipment - Net	1,440
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	27
Right of use asset	1,702
Total Long Term Assets	**3,169**
Total Assets	**11,157**
LIABILITIES	
AP and Accrued Expenses	853
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,144
Deferred Revenue	-
Lease liability - current	941
Other Accrued Liabilities	311
Other Current Liabilities	(357)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,892**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	871
All Other Long Term Liabilities	0
Long Term Liabilities	**871**
Total Liabilities	**6,763**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	578
Total NASDAQ OMX Stockholders' Equity	**4,395**
Total Noncontrolling Interest	-
Total Equity	**4,395**
Total Liabilities Minority Interest and Stockholders Equity	**11,157**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	28,238
Total Revenues	**28,238**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**28,238**
Operating Expenses:	
Compensation and Benefits	**19,969**
Marketing and Advertising	**5**
Depr and Amortization	**483**
Professional and Contract Services	3,282
Computer Ops and Data Communication	186
Occupancy	1,058
Regulatory	-
General Administrative and Other	1,037
Merger Related Expenses Total	(30)
Restructuring Charges	397
Total Operating Expenses	26,386
Operating Income	1,852
Total Interest Income	110
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,961
Income Tax provisions	611
Net Income before Minority Interest	1,351
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,351

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	28,273
Investments	127,244
Total Receivables - Net	735
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	48,269
Margin Deposits & Default Fund	7,275,470
Total Current Assets	**7,479,991**
Long Term Assets:	
Total Property and Equipment - Net	204
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	658,637
Right of use asset	-
Total Long Term Assets	**658,844**
Total Assets	**8,138,835**
LIABILITIES	
AP and Accrued Expenses	23,878
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,240
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	(2,926)
Other Current Liabilities	50
Margin Deposits & Default Fund	7,275,470
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,298,712**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,298,712**
EQUITY	
Common Stock Total	28,075
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/	148,969
Total Retained Earnings	(449,828)
Total NASDAQ OMX Stockholders' Equity	**840,123**
Total Noncontrolling Interest	-
Total Equity	**840,123**
Total Liabilities Minority Interest and Stockholders Equity	**8,138,835**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	385
Financial Technology	4,261
Market Services	52,644
Other	1,283
Total Revenues	**58,573**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**58,573**
Operating Expenses:	
Compensation and Benefits	**8,143**
Marketing and Advertising	**20**
Depr and Amortization	-
Professional and Contract Services	2,629
Computer Ops and Data Communication	18,192
Occupancy	614
Regulatory	2,222
General Administrative and Other	3,455
Merger Related Expenses Total	-
Restructuring Charges	937
Total Operating Expenses	36,213
Operating Income	22,360
Total Interest Income	4,953
Total Interest Expense	(675)
Dividend and Investment Income	**1,211**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	27,849
Income Tax provisions	3,073
Net Income before Minority Interest	24,775
Net (gain) loss attributable to noncontrolling interests	-
Net Income	24,775

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	942
Investments	-
Total Receivables - Net	405
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	52,628
Margin Deposits & Default Fund	-
Total Current Assets	**53,974**
Long Term Assets:	
Total Property and Equipment - Net	28
Goodwill	114,997
Other Intangibles	17,970
Non Current Deferred Taxes	25
Other Long Term Assets	317
Right of use asset	(0)
Total Long Term Assets	**133,337**
Total Assets	**187,312**
LIABILITIES	
AP and Accrued Expenses	325
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	177
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	1,792
Other Current Liabilities	13
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,307**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,493
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**4,493**
Total Liabilities	**6,800**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/	(545,105)
Total Retained Earnings	67,668
Total NASDAQ OMX Stockholders' Equity	**180,512**
Total Noncontrolling Interest	-
Total Equity	**180,512**
Total Liabilities Minority Interest and Stockholders Equity	**187,312**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1
Other	12,042
Total Revenues	**12,043**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**12,043**
Operating Expenses:	
Compensation and Benefits	**641**
Marketing and Advertising	**5**
Depr and Amortization	**1,033**
Professional and Contract Services	2,439
Computer Ops and Data Communication	3,575
Occupancy	61
Regulatory	-
General Administrative and Other	240
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	7,994
Operating Income	4,049
Total Interest Income	1,821
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	5,870
Income Tax provisions	1,416
Net Income before Minority Interest	4,454
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,454

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,782
Investments	-
Total Receivables - Net	4,066
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	5,300
Other Current Assets	38,481
Margin Deposits & Default Fund	-
Total Current Assets	**49,630**
Long Term Assets:	
Total Property and Equipment - Net	132
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	949
Other Long Term Assets	143
Right of use asset	441
Total Long Term Assets	**1,665**
Total Assets	**51,295**
LIABILITIES	
AP and Accrued Expenses	1,095
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,599
Deferred Revenue	1,434
Lease liability - current	419
Other Accrued Liabilities	243
Other Current Liabilities	78
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,867**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,637
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,637**
Total Liabilities	**8,504**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/	(7,248)
Total Retained Earnings	(2,090)
Total NASDAQ OMX Stockholders' Equity	**42,791**
Total Noncontrolling Interest	-
Total Equity	**42,791**
Total Liabilities Minority Interest and Stockholders Equity	**51,295**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	29,874
Financial Technology	1,024
Market Services	19,975
Other	2,042
Total Revenues	**52,914**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**52,914**
Operating Expenses:	
Compensation and Benefits	**8,235**
Marketing and Advertising	**99**
Depr and Amortization	**60**
Professional and Contract Services	2,541
Computer Ops and Data Communication	4,416
Occupancy	700
Regulatory	1,026
General Administrative and Other	1,216
Merger Related Expenses Total	113
Restructuring Charges	595
Total Operating Expenses	19,001
Operating Income	33,913
Total Interest Income	1,541
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	35,454
Income Tax provisions	7,384
Net Income before Minority Interest	28,070
Net (gain) loss attributable to noncontrolling interests	-
Net Income	28,070

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	10,602
Investments	-
Total Receivables - Net	3,814
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	589
Margin Deposits & Default Fund	-
Total Current Assets	**15,005**
Long Term Assets:	
Total Property and Equipment - Net	843
Goodwill	653
Other Intangibles	0
Non Current Deferred Taxes	1,480
Other Long Term Assets	982
Right of use asset	2,117
Total Long Term Assets	**6,076**
Total Assets	**21,082**
LIABILITIES	
AP and Accrued Expenses	2,258
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	6,576
Deferred Revenue	-
Lease liability - current	1,301
Other Accrued Liabilities	561
Other Current Liabilities	(2,774)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,923**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	885
All Other Long Term Liabilities	190
Long Term Liabilities	**1,075**
Total Liabilities	**8,998**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/	(5,506)
Total Retained Earnings	5,969
Total NASDAQ OMX Stockholders' Equity	**12,084**
Total Noncontrolling Interest	-
Total Equity	**12,084**
Total Liabilities Minority Interest and Stockholders Equity	**21,082**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	38,856
Total Revenues	**38,856**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**38,856**
Operating Expenses:	
Compensation and Benefits	**16,920**
Marketing and Advertising	**27**
Depr and Amortization	**423**
Professional and Contract Services	7,400
Computer Ops and Data Communication	2,849
Occupancy	1,507
Regulatory	-
General Administrative and Other	1,149
Merger Related Expenses Total	154
Restructuring Charges	741
Total Operating Expenses	31,170
Operating Income	7,687
Total Interest Income	15
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,702
Income Tax provisions	3,471
Net Income before Minority Interest	4,231
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,231

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,226
Investments	-
Total Receivables - Net	7,702
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	35,062
Margin Deposits & Default Fund	-
Total Current Assets	**51,990**
Long Term Assets:	
Total Property and Equipment - Net	5,094
Goodwill	64,725
Other Intangibles	161
Non Current Deferred Taxes	41
Other Long Term Assets	557
Right of use asset	8,373
Total Long Term Assets	**78,951**
Total Assets	**130,941**
LIABILITIES	
AP and Accrued Expenses	3,520
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,322
Deferred Revenue	7,914
Lease liability - current	1,929
Other Accrued Liabilities	3,098
Other Current Liabilities	258
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**18,040**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,354
Non-current deferred revenue	-
Lease liability - non current	11,565
All Other Long Term Liabilities	50
Long Term Liabilities	**19,969**
Total Liabilities	**38,009**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/	(21,438)
Total Retained Earnings	(22,321)
Total NASDAQ OMX Stockholders' Equity	**92,932**
Total Noncontrolling Interest	-
Total Equity	**92,932**
Total Liabilities Minority Interest and Stockholders Equity	**130,941**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	45,172
Financial Technology	-
Market Services	-
Other	5,776
Total Revenues	**50,948**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**50,948**
Operating Expenses:	
Compensation and Benefits	**7,676**
Marketing and Advertising	**170**
Depr and Amortization	**2,283**
Professional and Contract Services	21,878
Computer Ops and Data Communication	1,963
Occupancy	130
Regulatory	-
General Administrative and Other	2,784
Merger Related Expenses Total	-
Restructuring Charges	218
Total Operating Expenses	37,101
Operating Income	13,846
Total Interest Income	1,216
Total Interest Expense	(0)
Dividend and Investment Income	**(0)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	15,062
Income Tax provisions	3,116
Net Income before Minority Interest	11,946
Net (gain) loss attributable to noncontrolling interests	-
Net Income	11,946

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,651
Investments	17,423
Total Receivables - Net	269
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	227
Margin Deposits & Default Fund	-
Total Current Assets	**19,570**
Long Term Assets:	
Total Property and Equipment - Net	714
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,311
Right of use asset	87
Total Long Term Assets	**8,115**
Total Assets	**27,686**
LIABILITIES	
AP and Accrued Expenses	8,534
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	166
Deferred Revenue	5
Lease liability - current	49
Other Accrued Liabilities	0
Other Current Liabilities	36
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,790**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	38
All Other Long Term Liabilities	-
Long Term Liabilities	**38**
Total Liabilities	**8,828**
EQUITY	
Common Stock Total	6,294
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	3,756
Total Retained Earnings	8,808
Total NASDAQ OMX Stockholders' Equity	**18,858**
Total Noncontrolling Interest	-
Total Equity	**18,858**
Total Liabilities Minority Interest and Stockholders Equity	**27,686**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	3,184
Other	2,292
Total Revenues	**5,476**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**5,476**
Operating Expenses:	
Compensation and Benefits	**818**
Marketing and Advertising	**9**
Depr and Amortization	**9**
Professional and Contract Services	2,509
Computer Ops and Data Communication	776
Occupancy	113
Regulatory	162
General Administrative and Other	471
Merger Related Expenses Total	-
Restructuring Charges	103
Total Operating Expenses	4,970
Operating Income	506
Total Interest Income	494
Total Interest Expense	(0)
Dividend and Investment Income	**141**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,141
Income Tax provisions	17
Net Income before Minority Interest	1,124
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,124

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,680
Investments	-
Total Receivables - Net	3,879
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**13,575**
Long Term Assets:	
Total Property and Equipment - Net	563
Goodwill	56,489
Other Intangibles	42,832
Non Current Deferred Taxes	29
Other Long Term Assets	-
Right of use asset	297
Total Long Term Assets	**100,210**
Total Assets	**113,785**
LIABILITIES	
AP and Accrued Expenses	1,385
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	571
Deferred Revenue	-
Lease liability - current	208
Other Accrued Liabilities	28
Other Current Liabilities	279
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,472**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11,350
Non-current deferred revenue	-
Lease liability - non current	89
All Other Long Term Liabilities	2
Long Term Liabilities	**11,442**
Total Liabilities	**13,913**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/	6,626
Total Retained Earnings	(21,778)
Total NASDAQ OMX Stockholders' Equity	**99,872**
Total Noncontrolling Interest	-
Total Equity	**99,872**
Total Liabilities Minority Interest and Stockholders Equity	**113,785**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended
	December 31, 2023
REVENUE	
Capital Access Platforms	8,692
Financial Technology	3,521
Market Services	30,141
Other	45
Total Revenues	**42,398**
Transaction-based expenses:	
Transaction Rebates	(20,443)
Brokerage, Clearance and Exchange Fees	(3)
Revenues less Cost of Revenues	**21,952**
Operating Expenses:	
Compensation and Benefits	**1,988**
Marketing and Advertising	**88**
Depr and Amortization	**4,833**
Professional and Contract Services	3,398
Computer Ops and Data Communication	786
Occupancy	505
Regulatory	117
General Administrative and Other	498
Merger Related Expenses Total	-
Restructuring Charges	6
Total Operating Expenses	12,219
Operating Income	9,733
Total Interest Income	598
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10,331
Income Tax provisions	2,764
Net Income before Minority Interest	7,567
Net (gain) loss attributable to noncontrolling interests	-
Net Income	7,567

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(802)
Investments	-
Total Receivables - Net	7,065
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(9,756)
Margin Deposits & Default Fund	-
Total Current Assets	**(3,493)**
Long Term Assets:	
Total Property and Equipment - Net	16,337
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	363
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**16,700**
Total Assets	**13,207**
LIABILITIES	
AP and Accrued Expenses	400
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,507
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(384)
Other Current Liabilities	(87)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,436**
Total Long Term Debt	-
Non Current Deferred Tax Liability	363
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**363**
Total Liabilities	**4,799**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/	(2,331)
Total Retained Earnings	10,597
Total NASDAQ OMX Stockholders' Equity	**8,408**
Total Noncontrolling Interest	-
Total Equity	**8,408**
Total Liabilities Minority Interest and Stockholders Equity	**13,207**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	32,929
Market Services	7
Other	579
Total Revenues	**33,515**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**33,515**
Operating Expenses:	
Compensation and Benefits	**9,165**
Marketing and Advertising	**3**
Depr and Amortization	**3,581**
Professional and Contract Services	1,555
Computer Ops and Data Communication	16,821
Occupancy	1,541
Regulatory	-
General Administrative and Other	1,733
Merger Related Expenses Total	-
Restructuring Charges	1,387
Total Operating Expenses	35,787
Operating Income	(2,272)
Total Interest Income	0
Total Interest Expense	(609)
Dividend and Investment Income	**5,047**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,167
Income Tax provisions	25
Net Income before Minority Interest	2,142
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,142

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ France SAS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	489
Investments	-
Total Receivables - Net	11
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	715
Margin Deposits & Default Fund	-
Total Current Assets	**1,216**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	24
Right of use asset	-
Total Long Term Assets	**24**
Total Assets	**1,239**
LIABILITIES	
AP and Accrued Expenses	50
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	379
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2)
Other Current Liabilities	(6)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**421**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**421**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(357)
Total Retained Earnings	1,176
Total NASDAQ OMX Stockholders' Equity	**819**
Total Noncontrolling Interest	-
Total Equity	**819**
Total Liabilities Minority Interest and Stockholders Equity	**1,239**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ France SAS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,880
Total Revenues	**1,880**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,880**
Operating Expenses:	
Compensation and Benefits	**1,489**
Marketing and Advertising	(4)
Depr and Amortization	-
Professional and Contract Services	43
Computer Ops and Data Communication	0
Occupancy	152
Regulatory	-
General Administrative and Other	148
Merger Related Expenses Total	-
Restructuring Charges	6
Total Operating Expenses	1,834
Operating Income	46
Total Interest Income	16
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	62
Income Tax provisions	(10)
Net Income before Minority Interest	72
Net (gain) loss attributable to noncontrolling interests	-
Net Income	72

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	510
Investments	-
Total Receivables - Net	8
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,824
Margin Deposits & Default Fund	-
Total Current Assets	**2,342**
Long Term Assets:	
Total Property and Equipment - Net	18
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20
Right of use asset	0
Total Long Term Asset	**38**
Total Assets	**2,381**
LIABILITIES	
AP and Accrued Expenses	49
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	323
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(119)
Other Current Liabilities	(4)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**250**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	418
Long Term Liabilities	**418**
Total Liabilities	**668**
EQUITY	
Common Stock Total	(1)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/	(54)
Total Retained Earnings	1,451
Total NASDAQ OMX Stockholders' Equity	**1,712**
Total Noncontrolling Interest	-
Total Equity	**1,712**
Total Liabilities Minority Interest and Stockholders Equity	**2,381**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,568
Total Revenues	**1,568**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,568**
Operating Expenses:	
Compensation and Benefits	**1,317**
Marketing and Advertising	**0**
Depr and Amortization	**6**
Professional and Contract Services	34
Computer Ops and Data Communication	22
Occupancy	94
Regulatory	-
General Administrative and Other	125
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	1,599
Operating Income	(31)
Total Interest Income	76
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	45
Income Tax provisions	1
Net Income before Minority Interest	44
Net (gain) loss attributable to noncontrolling interests	-
Net Income	44

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	572
Investments	-
Total Receivables - Net	6,515
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	5,270
Other Current Assets	40,517
Margin Deposits & Default Fund	-
Total Current Assets	**52,875**
Long Term Assets:	
Total Property and Equipment - Net	130
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	36
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Asset	**8,753**
Total Assets	**61,628**
LIABILITIES	
AP and Accrued Expenses	325
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,639
Deferred Revenue	1,237
Lease liability - current	(0)
Other Accrued Liabilities	1,267
Other Current Liabilities	634
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,102**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,525
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**2,525**
Total Liabilities	**7,626**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/	(13,193)
Total Retained Earnings	74,959
Total NASDAQ OMX Stockholders' Equity	**53,873**
Total Noncontrolling Interest	129
Total Equity	**54,002**
Total Liabilities Minority Interest and Stockholders Equity	**61,628**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	20,180
Financial Technology	1,167
Market Services	21,644
Other	826
Total Revenues	**43,817**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**43,817**
Operating Expenses:	
Compensation and Benefits	**4,591**
Marketing and Advertising	**53**
Depr and Amortization	**59**
Professional and Contract Services	3,676
Computer Ops and Data Communication	3,220
Occupancy	587
Regulatory	523
General Administrative and Other	817
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	13,525
Operating Income	30,292
Total Interest Income	1,231
Total Interest Expense	(9)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	31,513
Income Tax provisions	6,225
Net Income before Minority Interest	25,289
Net (gain) loss attributable to noncontrolling interests	(20)
Net Income	25,268

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(12,206)
Investments	-
Total Receivables - Net	2,789,399
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,159
Margin Deposits & Default Fund	-
Total Current Assets	**2,791,352**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	216
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Asset	**(4,157,531)**
Total Assets	**(1,366,179)**
LIABILITIES	
AP and Accrued Expenses	14,054
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	804
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	56,939
Other Current Liabilities	47
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**71,844**
Total Long Term Debt	-
Non Current Deferred Tax Liability	983
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**983**
Total Liabilities	**72,827**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/	3,122,730
Total Retained Earnings	(416,629)
Total NASDAQ OMX Stockholders' Equity	**(1,439,006)**
Total Noncontrolling Interest	-
Total Equity	**(1,439,006)**
Total Liabilities Minority Interest and Stockholders Equity	**(1,366,179)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,518
Total Revenues	**3,518**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,518**
Operating Expenses:	
Compensation and Benefits	**2,583**
Marketing and Advertising	**16**
Depr and Amortization	-
Professional and Contract Services	255
Computer Ops and Data Communication	98
Occupancy	322
Regulatory	-
General Administrative and Other	155
Merger Related Expenses Total	-
Restructuring Charges	3
Total Operating Expenses	3,432
Operating Income	87
Total Interest Income	463
Total Interest Expense	(2,702)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,153)
Income Tax provisions	(113)
Net Income before Minority Interest	(2,039)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,039)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	175
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	43,394
Margin Deposits & Default Fund	-
Total Current Assets	**43,568**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**95,697**
LIABILITIES	
AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	134,046
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**134,061**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**134,061**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/	32,086
Total Retained Earnings	(4,404)
Total NASDAQ OMX Stockholders' Equity	**(38,364)**
Total Noncontrolling Interest	-
Total Equity	**(38,364)**
Total Liabilities Minority Interest and Stockholders Equity	**95,697**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	14
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	14
Operating Income	(14)
Total Interest Income	1,628
Total Interest Expense	(1,820)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(206)
Income Tax provisions	(44)
Net Income before Minority Interest	(162)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(162)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sarl
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	294
Investments	-
Total Receivables - Net	194
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	224,015
Margin Deposits & Default Fund	-
Total Current Assets	**224,503**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,248,244**
LIABILITIES	
AP and Accrued Expenses	1,982
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,982**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,783,540
Long Term Liabilities	**3,783,540**
Total Liabilities	**3,785,522**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/	578,561
Total Retained Earnings	107,563
Total NASDAQ OMX Stockholders' Equity	**462,722**
Total Noncontrolling Interest	-
Total Equity	**462,722**
Total Liabilities Minority Interest and Stockholders Equity	**4,248,244**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sarl
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	44
Computer Ops and Data Communication	-
Occupancy	11
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	57
Operating Income	(57)
Total Interest Income	10,081
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	10,023
Income Tax provisions	-
Net Income before Minority Interest	10,023
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,023

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,318
Investments	6,090
Total Receivables - Net	498
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	113
Margin Deposits & Default Fund	-
Total Current Assets	**8,020**
Long Term Assets:	
Total Property and Equipment - Net	35
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	360
Other Long Term Assets	-
Right of use asset	0
Total Long Term Asset	**394**
Total Assets	**8,414**
LIABILITIES	
AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	851
Deferred Revenue	639
Lease liability - current	0
Other Accrued Liabilities	591
Other Current Liabilities	63
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,164**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,410
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**1,410**
Total Liabilities	**3,574**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/	(6,309)
Total Retained Earnings	260
Total NASDAQ OMX Stockholders' Equity	**4,840**
Total Noncontrolling Interest	-
Total Equity	**4,840**
Total Liabilities Minority Interest and Stockholders Equity	**8,414**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	3,184
Financial Technology	352
Market Services	1,998
Other	734
Total Revenues	**6,267**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,267**
Operating Expenses:	
Compensation and Benefits	**2,593**
Marketing and Advertising	**23**
Depr and Amortization	**24**
Professional and Contract Services	280
Computer Ops and Data Communication	371
Occupancy	236
Regulatory	45
General Administrative and Other	305
Merger Related Expenses Total	-
Restructuring Charges	21
Total Operating Expenses	3,897
Operating Income	2,370
Total Interest Income	508
Total Interest Expense	-
Dividend and Investment Income	**5**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,883
Income Tax provisions	588
Net Income before Minority Interest	2,295
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,295

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,178
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,901
Margin Deposits & Default Fund	-
Total Current Assets	**14,079**
Long Term Assets:	
Total Property and Equipment - Net	73
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**73**
Total Assets	**14,153**
LIABILITIES	
AP and Accrued Expenses	844
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,085
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	11
Other Current Liabilities	(78)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,863**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,863**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(1,982)
Total Retained Earnings	11,271
Total NASDAQ OMX Stockholders' Equity	**9,290**
Total Noncontrolling Interest	-
Total Equity	**9,290**
Total Liabilities Minority Interest and Stockholders Equity	**14,153**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	25,122
Total Revenues	**25,122**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**25,122**
Operating Expenses:	
Compensation and Benefits	**18,317**
Marketing and Advertising	**625**
Depr and Amortization	**10**
Professional and Contract Services	1,039
Computer Ops and Data Communication	209
Occupancy	1,403
Regulatory	-
General Administrative and Other	1,676
Merger Related Expenses Total	38
Restructuring Charges	217
Total Operating Expenses	23,534
Operating Income	1,588
Total Interest Income	348
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,936
Income Tax provisions	(2)
Net Income before Minority Interest	1,938
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,938

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	737
Investments	-
Total Receivables - Net	78
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(310)
Margin Deposits & Default Fund	-
Total Current Assets	**505**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**506**
LIABILITIES	
AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	192
Deferred Revenue	195
Lease liability - current	-
Other Accrued Liabilities	13
Other Current Liabilities	28
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**433**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**433**
EQUITY	
Common Stock Total	93
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/	(89)
Total Retained Earnings	66
Total NASDAQ OMX Stockholders' Equity	**73**
Total Noncontrolling Interest	-
Total Equity	**73**
Total Liabilities Minority Interest and Stockholders Equity	**506**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,238
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,238**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,238**
Operating Expenses:	
Compensation and Benefits	**879**
Marketing and Advertising	**1**
Depr and Amortization	-
Professional and Contract Services	38
Computer Ops and Data Communication	0
Occupancy	85
Regulatory	-
General Administrative and Other	35
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,039
Operating Income	199
Total Interest Income	0
Total Interest Expense	(14)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	185
Income Tax provisions	33
Net Income before Minority Interest	151
Net (gain) loss attributable to noncontrolling interests	-
Net Income	151

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	817
Investments	-
Total Receivables - Net	62
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,916
Margin Deposits & Default Fund	-
Total Current Assets	**6,794**
Long Term Assets:	
Total Property and Equipment - Net	74
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	8
Other Long Term Assets	36
Right of use asset	1,427
Total Long Term Assets	**1,546**
Total Assets	**8,340**
LIABILITIES	
AP and Accrued Expenses	273
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,894
Deferred Revenue	-
Lease liability - current	1,032
Other Accrued Liabilities	(28)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,170**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	444
All Other Long Term Liabilities	-
Long Term Liabilities	**444**
Total Liabilities	**4,614**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,436
Accumulated Other Comprehensive Income/	(580)
Total Retained Earnings	2,869
Total NASDAQ OMX Stockholders' Equity	**3,725**
Total Noncontrolling Interest	-
Total Equity	**3,725**
Total Liabilities Minority Interest and Stockholders Equity	**8,340**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	0
Financial Technology	-
Market Services	-
Other	16,181
Total Revenues	**16,181**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**16,181**
Operating Expenses:	
Compensation and Benefits	**11,297**
Marketing and Advertising	**955**
Depr and Amortization	**19**
Professional and Contract Services	936
Computer Ops and Data Communication	215
Occupancy	1,288
Regulatory	-
General Administrative and Other	1,120
Merger Related Expenses Total	(8)
Restructuring Charges	31
Total Operating Expenses	15,851
Operating Income	330
Total Interest Income	346
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	676
Income Tax provisions	57
Net Income before Minority Interest	619
Net (gain) loss attributable to noncontrolling interests	-
Net Income	619

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	2,580
Investments	55
Total Receivables - Net	11,029
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(4,099)
Margin Deposits & Default Fund	-
Total Current Assets	**9,564**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	1,382
Other Intangibles	-
Non Current Deferred Taxes	364
Other Long Term Assets	839,526
Right of use asset	-
Total Long Term Asset	**841,300**
Total Assets	**850,863**
LIABILITIES	
AP and Accrued Expenses	7,790
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	260
Deferred Revenue	2,253
Lease liability - current	-
Other Accrued Liabilities	427
Other Current Liabilities	(302)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**10,427**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	(0)
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**10,427**
EQUITY	
Common Stock Total	42,121
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/	40,908
Total Retained Earnings	(347,142)
Total NASDAQ OMX Stockholders' Equity	**840,246**
Total Noncontrolling Interest	190
Total Equity	**840,436**
Total Liabilities Minority Interest and Stockholders Equity	**850,863**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	5,520
Financial Technology	126
Market Services	-
Other	871
Total Revenues	**6,517**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,517**
Operating Expenses:	
Compensation and Benefits	**954**
Marketing and Advertising	**5**
Depr and Amortization	**6**
Professional and Contract Services	236
Computer Ops and Data Communication	290
Occupancy	46
Regulatory	19
General Administrative and Other	533
Merger Related Expenses Total	-
Restructuring Charges	0
Total Operating Expenses	2,089
Operating Income	4,428
Total Interest Income	3,331
Total Interest Expense	(15)
Dividend and Investment Income	**1**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,745
Income Tax provisions	1,516
Net Income before Minority Interest	6,229
Net (gain) loss attributable to noncontrolling interests	(48)
Net Income	6,181

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,025
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,090
Margin Deposits & Default Fund	-
Total Current Assets	**14,115**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**32**
Total Assets	**14,147**
LIABILITIES	
AP and Accrued Expenses	982
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,165
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	229
Other Current Liabilities	(19)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,357**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**2,367**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/	(1,726)
Total Retained Earnings	(25,457)
Total NASDAQ OMX Stockholders' Equity	**11,780**
Total Noncontrolling Interest	-
Total Equity	**11,780**
Total Liabilities Minority Interest and Stockholders Equity	**14,147**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	8,056
Total Revenues	**8,056**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**8,056**
Operating Expenses:	
Compensation and Benefits	**6,928**
Marketing and Advertising	**209**
Depr and Amortization	-
Professional and Contract Services	169
Computer Ops and Data Communication	95
Occupancy	549
Regulatory	-
General Administrative and Other	644
Merger Related Expenses Total	417
Restructuring Charges	30
Total Operating Expenses	9,040
Operating Income	(985)
Total Interest Income	548
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(437)
Income Tax provisions	224
Net Income before Minority Interest	(661)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(661)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9,733
Investments	-
Total Receivables - Net	825
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	2,313
Other Current Assets	39
Margin Deposits & Default Fund	-
Total Current Assets	**12,909**
Long Term Assets:	
Total Property and Equipment - Net	31
Goodwill	4,906
Other Intangibles	1,053
Non Current Deferred Taxes	29
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**6,019**
Total Assets	**18,928**
LIABILITIES	
AP and Accrued Expenses	224
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,548
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	643
Other Current Liabilities	25
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,440**
Total Long Term Debt	-
Non Current Deferred Tax Liability	263
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	24
Long Term Liabilities	**287**
Total Liabilities	**2,727**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/	(9,238)
Total Retained Earnings	9,736
Total NASDAQ OMX Stockholders' Equity	**16,201**
Total Noncontrolling Interest	-
Total Equity	**16,201**
Total Liabilities Minority Interest and Stockholders Equity	**18,928**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	18
Financial Technology	-
Market Services	(3)
Other	10,621
Total Revenues	**10,637**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**10,637**
Operating Expenses:	
Compensation and Benefits	**4,318**
Marketing and Advertising	**50**
Depr and Amortization	**8**
Professional and Contract Services	748
Computer Ops and Data Communication	2,288
Occupancy	497
Regulatory	188
General Administrative and Other	373
Merger Related Expenses Total	-
Restructuring Charges	103
Total Operating Expenses	8,573
Operating Income	2,063
Total Interest Income	344
Total Interest Expense	(5)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,402
Income Tax provisions	560
Net Income before Minority Interest	1,842
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,842

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,614
Investments	-
Total Receivables - Net	824
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	865
Other Current Assets	6,109
Margin Deposits & Default Fund	-
Total Current Assets	**9,412**
Long Term Assets:	
Total Property and Equipment - Net	2,854
Goodwill	8,858
Other Intangibles	40
Non Current Deferred Taxes	1,797
Other Long Term Assets	30
Right of use asset	2,457
Total Long Term Assets	**16,037**
Total Assets	**25,449**
LIABILITIES	
AP and Accrued Expenses	701
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,618
Deferred Revenue	557
Lease liability - current	1,393
Other Accrued Liabilities	443
Other Current Liabilities	99
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,042
All Other Long Term Liabilities	156
Long Term Liabilities	**2,199**
Total Liabilities	**11,011**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/	(3,345)
Total Retained Earnings	16,089
Total NASDAQ OMX Stockholders' Equity	**14,438**
Total Noncontrolling Interest	-
Total Equity	**14,438**
Total Liabilities Minority Interest and Stockholders Equity	**25,449**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	5,322
Financial Technology	-
Market Services	-
Other	16,263
Total Revenues	**21,585**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**21,585**
Operating Expenses:	
Compensation and Benefits	**12,985**
Marketing and Advertising	**87**
Depr and Amortization	**935**
Professional and Contract Services	4,776
Computer Ops and Data Communication	450
Occupancy	1,011
Regulatory	-
General Administrative and Other	811
Merger Related Expenses Total	(18)
Restructuring Charges	220
Total Operating Expenses	21,258
Operating Income	327
Total Interest Income	129
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	456
Income Tax provisions	110
Net Income before Minority Interest	346
Net (gain) loss attributable to noncontrolling interests	-
Net Income	346

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	456
Investments	-
Total Receivables - Net	7
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	828
Other Current Assets	853
Margin Deposits & Default Fund	-
Total Current Assets	**2,144**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	0
Right of use asset	41
Total Long Term Asset	**51**
Total Assets	**2,195**
LIABILITIES	
AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	55
Deferred Revenue	48
Lease liability - current	23
Other Accrued Liabilities	-
Other Current Liabilities	6
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**156**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	104
Lease liability - non current	18
All Other Long Term Liabilities	-
Long Term Liabilities	**122**
Total Liabilities	**278**
EQUITY	
Common Stock Total	(365)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/	(661)
Total Retained Earnings	(1,019)
Total NASDAQ OMX Stockholders' Equity	**1,917**
Total Noncontrolling Interest	-
Total Equity	**1,917**
Total Liabilities Minority Interest and Stockholders Equity	**2,195**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	417
Financial Technology	102
Market Services	409
Other	715
Total Revenues	**1,643**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,643**
Operating Expenses:	
Compensation and Benefits	**465**
Marketing and Advertising	**15**
Depr and Amortization	**1**
Professional and Contract Services	70
Computer Ops and Data Communication	93
Occupancy	36
Regulatory	32
General Administrative and Other	139
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	851
Operating Income	792
Total Interest Income	26
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	818
Income Tax provisions	136
Net Income before Minority Interest	682
Net (gain) loss attributable to noncontrolling interests	-
Net Income	682

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	-
Total Receivables - Net	3,138
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,170
Margin Deposits & Default Fund	-
Total Current Assets	**5,305**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**5,305**
LIABILITIES	
AP and Accrued Expenses	22
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	136
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	4
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**162**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**162**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/	(989)
Total Retained Earnings	152
Total NASDAQ OMX Stockholders' Equity	**5,143**
Total Noncontrolling Interest	-
Total Equity	**5,143**
Total Liabilities Minority Interest and Stockholders Equity	**5,305**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	0
Other	0
Total Revenues	**0**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	**345**
Marketing and Advertising	**0**
Depr and Amortization	-
Professional and Contract Services	25
Computer Ops and Data Communication	35
Occupancy	18
Regulatory	-
General Administrative and Other	22
Merger Related Expenses Total	-
Restructuring Charges	174
Total Operating Expenses	619
Operating Income	(618)
Total Interest Income	90
Total Interest Expense	(15)
Dividend and Investment Income	**3,035**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,492
Income Tax provisions	(29)
Net Income before Minority Interest	2,520
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,520

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,416
Investments	21,351
Total Receivables - Net	17,391
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	149,338
Margin Deposits & Default Fund	-
Total Current Assets	**189,496**
Long Term Assets:	
Total Property and Equipment - Net	13,575
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	230
Other Long Term Assets	5
Right of use asset	-
Total Long Term Assets	**13,810**
Total Assets	**203,306**
LIABILITIES	
AP and Accrued Expenses	5,048
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,938
Deferred Revenue	13,628
Lease liability - current	-
Other Accrued Liabilities	8,166
Other Current Liabilities	651
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**37,431**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	17,562
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**17,562**
Total Liabilities	**54,992**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/	(60,904)
Total Retained Earnings	196,244
Total NASDAQ OMX Stockholders' Equity	**148,313**
Total Noncontrolling Interest	-
Total Equity	**148,313**
Total Liabilities Minority Interest and Stockholders Equity	**203,306**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	105,191
Financial Technology	31,559
Market Services	59,064
Other	2,357
Total Revenues	**198,170**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**198,170**
Operating Expenses:	
Compensation and Benefits	**30,058**
Marketing and Advertising	**1,181**
Depr and Amortization	**1,457**
Professional and Contract Services	10,741
Computer Ops and Data Communication	27,456
Occupancy	2,951
Regulatory	1,313
General Administrative and Other	4,070
Merger Related Expenses Total	21
Restructuring Charges	357
Total Operating Expenses	79,604
Operating Income	118,566
Total Interest Income	5,203
Total Interest Expense	(35)
Dividend and Investment Income	**106**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	123,840
Income Tax provisions	23,671
Net Income before Minority Interest	100,169
Net (gain) loss attributable to noncontrolling interests	-
Net Income	100,169

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,395
Investments	-
Total Receivables - Net	103
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	821
Other Current Assets	512
Margin Deposits & Default Fund	-
Total Current Assets	**2,830**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	(0)
Right of use asset	0
Total Long Term Assets	**33**
Total Assets	**2,864**
LIABILITIES	
AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	128
Deferred Revenue	66
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	8
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**217**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	166
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**166**
Total Liabilities	**383**
EQUITY	
Common Stock Total	1
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/	(1,283)
Total Retained Earnings	(7,368)
Total NASDAQ OMX Stockholders' Equity	**2,481**
Total Noncontrolling Interest	-
Total Equity	**2,481**
Total Liabilities Minority Interest and Stockholders Equity	**2,864**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	1,014
Financial Technology	124
Market Services	502
Other	795
Total Revenues	**2,435**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,435**
Operating Expenses:	
Compensation and Benefits	**498**
Marketing and Advertising	**24**
Depr and Amortization	**12**
Professional and Contract Services	130
Computer Ops and Data Communication	138
Occupancy	49
Regulatory	16
General Administrative and Other	181
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,047
Operating Income	1,388
Total Interest Income	17
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,402
Income Tax provisions	336
Net Income before Minority Interest	1,065
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,065

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,784
Investments	-
Total Receivables - Net	105,999
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	39,552
Margin Deposits & Default Fund	-
Total Current Assets	**147,335**
Long Term Assets:	
Total Property and Equipment - Net	99,164
Goodwill	5,950
Other Intangibles	-
Non Current Deferred Taxes	1,051
Other Long Term Assets	469,049
Right of use asset	4,902
Total Long Term Assets	**580,116**
Total Assets	**727,451**
LIABILITIES	
AP and Accrued Expenses	10,467
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28,943
Deferred Revenue	18,903
Lease liability - current	1,960
Other Accrued Liabilities	(6,899)
Other Current Liabilities	4,917
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**58,292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	442
Non-current deferred revenue	-
Lease liability - non current	3,621
All Other Long Term Liabilities	7,120
Long Term Liabilities	**11,182**
Total Liabilities	**69,474**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/	19,387
Total Retained Earnings	555,805
Total NASDAQ OMX Stockholders' Equity	**657,977**
Total Noncontrolling Interest	-
Total Equity	**657,977**
Total Liabilities Minority Interest and Stockholders Equity	**727,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	179,396
Market Services	-
Other	31,464
Total Revenues	**210,860**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**210,860**
Operating Expenses:	
Compensation and Benefits	**66,449**
Marketing and Advertising	**294**
Depr and Amortization	**19,920**
Professional and Contract Services	66,487
Computer Ops and Data Communication	23,695
Occupancy	11,997
Regulatory	-
General Administrative and Other	14,293
Merger Related Expenses Total	179
Restructuring Charges	8,983
Total Operating Expenses	212,297
Operating Income	(1,437)
Total Interest Income	131
Total Interest Expense	(1,024)
Dividend and Investment Income	**23,181**
Income from Unconsolidated Investees - net	(79)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	20,771
Income Tax provisions	(263)
Net Income before Minority Interest	21,033
Net (gain) loss attributable to noncontrolling interests	-
Net Income	21,033

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	196
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,325
Margin Deposits & Default Fund	-
Total Current Assets	**2,521**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	347
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	101
Right of use asset	-
Total Long Term Assets	**452**
Total Assets	**2,973**
LIABILITIES	
AP and Accrued Expenses	11
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	123
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	(3)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**150**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2**
Total Liabilities	**152**
EQUITY	
Common Stock Total	0
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/	(6,731)
Total Retained Earnings	3,930
Total NASDAQ OMX Stockholders' Equity	**2,821**
Total Noncontrolling Interest	-
Total Equity	**2,821**
Total Liabilities Minority Interest and Stockholders Equity	**2,973**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	491
Total Revenues	**491**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**491**
Operating Expenses:	
Compensation and Benefits	**177**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	15
Computer Ops and Data Communication	4
Occupancy	32
Regulatory	-
General Administrative and Other	17
Merger Related Expenses Total	-
Restructuring Charges	254
Total Operating Expenses	499
Operating Income	(9)
Total Interest Income	82
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	74
Income Tax provisions	18
Net Income before Minority Interest	55
Net (gain) loss attributable to noncontrolling interests	-
Net Income	55

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	131
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	12
Other Current Assets	1,218
Margin Deposits & Default Fund	-
Total Current Assets	**1,361**
Long Term Assets:	
Total Property and Equipment - Net	5
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	105
Total Long Term Assets	**110**
Total Assets	**1,472**
LIABILITIES	
AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	544
Deferred Revenue	-
Lease liability - current	46
Other Accrued Liabilities	(3)
Other Current Liabilities	67
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**713**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	59
All Other Long Term Liabilities	-
Long Term Liabilities	**59**
Total Liabilities	**773**
EQUITY	
Common Stock Total	1
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/	(545)
Total Retained Earnings	1,095
Total NASDAQ OMX Stockholders' Equity	**699**
Total Noncontrolling Interest	-
Total Equity	**699**
Total Liabilities Minority Interest and Stockholders Equity	**1,472**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,598
Total Revenues	**1,598**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,598**
Operating Expenses:	
Compensation and Benefits	**1,426**
Marketing and Advertising	**4**
Depr and Amortization	**3**
Professional and Contract Services	19
Computer Ops and Data Communication	6
Occupancy	71
Regulatory	-
General Administrative and Other	123
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	1,654
Operating Income	(55)
Total Interest Income	40
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(15)
Income Tax provisions	(1)
Net Income before Minority Interest	(15)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(15)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	354
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(17)
Margin Deposits & Default Fund	-
Total Current Assets	**336**
Long Term Assets:	
Total Property and Equipment - Net	61
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	810
Right of use asset	-
Total Long Term Assets	**871**
Total Assets	**1,208**
LIABILITIES	
AP and Accrued Expenses	109
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	371
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	15
Other Current Liabilities	(37)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**457**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**457**
EQUITY	
Common Stock Total	(0)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/	(290)
Total Retained Earnings	200
Total NASDAQ OMX Stockholders' Equity	**751**
Total Noncontrolling Interest	-
Total Equity	**751**
Total Liabilities Minority Interest and Stockholders Equity	**1,208**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,822
Total Revenues	**2,822**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,822**
Operating Expenses:	
Compensation and Benefits	**2,266**
Marketing and Advertising	**64**
Depr and Amortization	**18**
Professional and Contract Services	44
Computer Ops and Data Communication	10
Occupancy	192
Regulatory	-
General Administrative and Other	202
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,796
Operating Income	26
Total Interest Income	-
Total Interest Expense	(4)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	22
Income Tax provisions	(7)
Net Income before Minority Interest	29
Net (gain) loss attributable to noncontrolling interests	-
Net Income	29

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	9
Investments	-
Total Receivables - Net	24
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(2)
Margin Deposits & Default Fund	-
Total Current Assets	**31**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Asset	**-**
Total Assets	**31**
LIABILITIES	
AP and Accrued Expenses	(3)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	34
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	3
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**34**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**34**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/	(80)
Total Retained Earnings	33
Total NASDAQ OMX Stockholders' Equity	**(4)**
Total Noncontrolling Interest	-
Total Equity	**(4)**
Total Liabilities Minority Interest and Stockholders Equity	**31**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	218
Total Revenues	**218**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**218**
Operating Expenses:	
Compensation and Benefits	**191**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	35
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	227
Operating Income	(9)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(9)
Income Tax provisions	3
Net Income before Minority Interest	(12)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(12)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	31,423
Investments	10,729
Total Receivables - Net	2,980
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	212,461
Margin Deposits & Default Fund	-
Total Current Assets	**257,592**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	519
Other Long Term Assets	701,785
Right of use asset	-
Total Long Term Assets	**702,304**
Total Assets	**959,896**
LIABILITIES	
AP and Accrued Expenses	4,732
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	568
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(60,413)
Other Current Liabilities	7,524
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(47,589)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	26
Long Term Liabilities	**26**
Total Liabilities	**(47,563)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/	(126,476)
Total Retained Earnings	165,763
Total NASDAQ OMX Stockholders' Equity	**1,007,459**
Total Noncontrolling Interest	-
Total Equity	**1,007,459**
Total Liabilities Minority Interest and Stockholders Equity	**959,896**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,815
Total Revenues	**2,815**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,815**
Operating Expenses:	
Compensation and Benefits	**1,741**
Marketing and Advertising	**6**
Depr and Amortization	-
Professional and Contract Services	333
Computer Ops and Data Communication	256
Occupancy	211
Regulatory	-
General Administrative and Other	1,429
Merger Related Expenses Total	0
Restructuring Charges	-
Total Operating Expenses	3,975
Operating Income	(1,160)
Total Interest Income	43,406
Total Interest Expense	(28,255)
Dividend and Investment Income	**2,880**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	16,871
Income Tax provisions	1,416
Net Income before Minority Interest	15,455
Net (gain) loss attributable to noncontrolling interests	-
Net Income	15,455

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	259
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,886
Margin Deposits & Default Fund	-
Total Current Assets	**11,145**
Long Term Assets:	
Total Property and Equipment - Net	940
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	52
Other Long Term Assets	-
Right of use asset	3,006
Total Long Term Assets	**3,998**
Total Assets	**15,143**
LIABILITIES	
AP and Accrued Expenses	302
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,811
Deferred Revenue	-
Lease liability - current	669
Other Accrued Liabilities	(90)
Other Current Liabilities	(50)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,642**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,448
All Other Long Term Liabilities	-
Long Term Liabilities	**2,448**
Total Liabilities	**8,090**
EQUITY	
Common Stock Total	1,256
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	109
Total Retained Earnings	5,688
Total NASDAQ OMX Stockholders' Equity	**7,053**
Total Noncontrolling Interest	-
Total Equity	**7,053**
Total Liabilities Minority Interest and Stockholders Equity	**15,143**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	13,063
Market Services	-
Other	15,041
Total Revenues	**28,105**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**28,105**
Operating Expenses:	
Compensation and Benefits	**19,412**
Marketing and Advertising	**57**
Depr and Amortization	**324**
Professional and Contract Services	3,072
Computer Ops and Data Communication	1,929
Occupancy	1,122
Regulatory	-
General Administrative and Other	866
Merger Related Expenses Total	42
Restructuring Charges	241
Total Operating Expenses	27,064
Operating Income	1,041
Total Interest Income	280
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,319
Income Tax provisions	539
Net Income before Minority Interest	779
Net (gain) loss attributable to noncontrolling interests	-
Net Income	779

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,477
Margin Deposits & Default Fund	-
Total Current Assets	**8,477**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	0
Right of use asset	-
Total Long Term Asset	**12**
Total Assets	**8,489**
LIABILITIES	
AP and Accrued Expenses	3,550
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(8)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	9
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,552**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,552**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/	(264)
Total Retained Earnings	(1,781)
Total NASDAQ OMX Stockholders' Equity	**4,937**
Total Noncontrolling Interest	-
Total Equity	**4,937**
Total Liabilities Minority Interest and Stockholders Equity	**8,489**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	(33)
Total Revenues	**(33)**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(33)**
Operating Expenses:	
Compensation and Benefits	**(483)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(32)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	0
Restructuring Charges	-
Total Operating Expenses	**(513)**
Operating Income	479
Total Interest Income	276
Total Interest Expense	(3)
Dividend and Investment Income	**(3,035)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,283)
Income Tax provisions	(7)
Net Income before Minority Interest	(2,276)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,276)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	24
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(341)
Margin Deposits & Default Fund	-
Total Current Assets	**(318)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Asset	**(5,857)**
Total Assets	**(6,175)**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	(0)
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/	(1,175)
Total Retained Earnings	(379)
Total NASDAQ OMX Stockholders' Equity	**(6,175)**
Total Noncontrolling Interest	-
Total Equity	**(6,175)**
Total Liabilities Minority Interest and Stockholders Equity	**(6,175)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	1
Total Interest Expense	(15)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(15)
Income Tax provisions	-
Net Income before Minority Interest	(15)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(15)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,398
Margin Deposits & Default Fund	-
Total Current Assets	**2,399**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Asset	**72,735**
Total Assets	**75,134**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(3)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(3)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(3)**
EQUITY	
Common Stock Total	24
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/	83,708
Total Retained Earnings	(3,799)
Total NASDAQ OMX Stockholders' Equity	**75,138**
Total Noncontrolling Interest	-
Total Equity	**75,138**
Total Liabilities Minority Interest and Stockholders Equity	**75,134**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	789
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	785
Income Tax provisions	-
Net Income before Minority Interest	785
Net (gain) loss attributable to noncontrolling interests	-
Net Income	785

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	91
Investments	-
Total Receivables - Net	13,599
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	144,961
Margin Deposits & Default Fund	-
Total Current Assets	**158,650**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	148
Right of use asset	-
Total Long Term Asset	**148**
Total Assets	**158,798**
LIABILITIES	
AP and Accrued Expenses	19,084
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	184
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**19,269**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**19,269**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/	(174,722)
Total Retained Earnings	70,821
Total NASDAQ OMX Stockholders' Equity	**139,530**
Total Noncontrolling Interest	-
Total Equity	**139,530**
Total Liabilities Minority Interest and Stockholders Equity	**158,798**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	347
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	347
Operating Income	(347)
Total Interest Income	2,097
Total Interest Expense	(3)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,747
Income Tax provisions	565
Net Income before Minority Interest	1,182
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,182

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	4
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	235,346
Margin Deposits & Default Fund	-
Total Current Assets	**235,350**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**478,764**
LIABILITIES	
AP and Accrued Expenses	2,980
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,869
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,849**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,849**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/	(126,123)
Total Retained Earnings	(99,595)
Total NASDAQ OMX Stockholders' Equity	**473,915**
Total Noncontrolling Interest	-
Total Equity	**473,915**
Total Liabilities Minority Interest and Stockholders Equity	**478,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	10,715
Total Interest Expense	(5)
Dividend and Investment Income	**(2,873)**
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	7,837
Income Tax provisions	2,157
Net Income before Minority Interest	5,679
Net (gain) loss attributable to noncontrolling interests	-
Net Income	5,679

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	568
Investments	-
Total Receivables - Net	903
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,813
Margin Deposits & Default Fund	-
Total Current Assets	**4,285**
Long Term Assets:	
Total Property and Equipment - Net	2,629
Goodwill	14,585
Other Intangibles	2,259
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Asset	**19,472**
Total Assets	**23,757**
LIABILITIES	
AP and Accrued Expenses	407
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	619
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	99
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,125**
Total Long Term Debt	-
Non Current Deferred Tax Liability	457
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**457**
Total Liabilities	**1,582**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,865
Accumulated Other Comprehensive Income/	(1,137)
Total Retained Earnings	(5,702)
Total NASDAQ OMX Stockholders' Equity	**13,026**
Total Noncontrolling Interest	9,149
Total Equity	**22,176**
Total Liabilities Minority Interest and Stockholders Equity	**23,757**

Nasdaq, Inc.
Unconsolidated Statement of Income -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1,311
Other	-
Total Revenues	**1,311**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,311**
Operating Expenses:	
Compensation and Benefits	**816**
Marketing and Advertising	**452**
Depr and Amortization	**562**
Professional and Contract Services	3,495
Computer Ops and Data Communication	227
Occupancy	0
Regulatory	-
General Administrative and Other	148
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	5,700
Operating Income	(4,388)
Total Interest Income	125
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(4,265)
Income Tax provisions	-
Net Income before Minority Interest	(4,265)
Net (gain) loss attributable to noncontrolling interests	1,660
Net Income	(2,604)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,866
Investments	-
Total Receivables - Net	1,519
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	34
Margin Deposits & Default Fund	-
Total Current Assets	**3,419**
Long Term Assets:	
Total Property and Equipment - Net	2,380
Goodwill	51,910
Other Intangibles	10,552
Non Current Deferred Taxes	-
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**64,842**
Total Assets	**68,261**
LIABILITIES	
AP and Accrued Expenses	1,461
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,082
Deferred Revenue	6,171
Lease liability - current	-
Other Accrued Liabilities	132
Other Current Liabilities	9,975
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**18,820**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,796
Non-current deferred revenue	4
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,800**
Total Liabilities	**21,621**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(21,863)
Total NASDAQ OMX Stockholders' Equity	**46,640**
Total Noncontrolling Interest	-
Total Equity	**46,640**
Total Liabilities Minority Interest and Stockholders Equity	**68,261**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	12,793
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**12,793**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**12,793**
Operating Expenses:	
Compensation and Benefits	**5,203**
Marketing and Advertising	**409**
Depr and Amortization	**2,224**
Professional and Contract Services	1,872
Computer Ops and Data Communication	1,976
Occupancy	282
Regulatory	-
General Administrative and Other	1,287
Merger Related Expenses Total	-
Restructuring Charges	414
Total Operating Expenses	13,666
Operating Income	(873)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(873)
Income Tax provisions	(431)
Net Income before Minority Interest	(442)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(442)

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,002
Investments	-
Total Receivables - Net	267
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	124
Margin Deposits & Default Fund	-
Total Current Assets	**1,393**
Long Term Assets:	
Total Property and Equipment - Net	1,079
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Right of use asset	168
Total Long Term Assets	**1,247**
Total Assets	**2,640**
LIABILITIES	
AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	120
Other Accrued Liabilities	-
Other Current Liabilities	(29)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**107**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**107**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/	88
Total Retained Earnings	(1,131)
Total NASDAQ OMX Stockholders' Equity	**1,237**
Total Noncontrolling Interest	1,296
Total Equity	**2,533**
Total Liabilities Minority Interest and Stockholders Equity	**2,640**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	1,289
Market Services	-
Other	-
Total Revenues	**1,289**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,289**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**615**
Professional and Contract Services	181
Computer Ops and Data Communication	122
Occupancy	345
Regulatory	31
General Administrative and Other	402
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,697
Operating Income	(408)
Total Interest Income	30
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(378)
Income Tax provisions	(1)
Net Income before Minority Interest	(377)
Net (gain) loss attributable to noncontrolling interests	103
Net Income	(274)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	248
Investments	-
Total Receivables - Net	36
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,842
Margin Deposits & Default Fund	-
Total Current Assets	**2,126**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Asset	**9**
Total Assets	**2,136**
LIABILITIES	
AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	275
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	10
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**309**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**309**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(465)
Total Retained Earnings	2,291
Total NASDAQ OMX Stockholders' Equity	**1,826**
Total Noncontrolling Interest	-
Total Equity	**1,826**
Total Liabilities Minority Interest and Stockholders Equity	**2,136**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,461
Total Revenues	**1,461**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,461**
Operating Expenses:	
Compensation and Benefits	**1,207**
Marketing and Advertising	**1**
Depr and Amortization	**5**
Professional and Contract Services	54
Computer Ops and Data Communication	0
Occupancy	38
Regulatory	-
General Administrative and Other	116
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	1,422
Operating Income	39
Total Interest Income	63
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	102
Income Tax provisions	(7)
Net Income before Minority Interest	108
Net (gain) loss attributable to noncontrolling interests	-
Net Income	108

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,352
Investments	-
Total Receivables - Net	899
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,929
Margin Deposits & Default Fund	-
Total Current Assets	**7,180**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	55,259
Other Intangibles	2,622
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**57,893**
Total Assets	**65,073**
LIABILITIES	
AP and Accrued Expenses	338
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	232
Deferred Revenue	875
Lease liability - current	-
Other Accrued Liabilities	555
Other Current Liabilities	29
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,029**
Total Long Term Debt	-
Non Current Deferred Tax Liability	680
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	21,865
Long Term Liabilities	**22,545**
Total Liabilities	**24,574**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/	(1,352)
Total Retained Earnings	(525)
Total NASDAQ OMX Stockholders' Equity	**40,498**
Total Noncontrolling Interest	-
Total Equity	**40,498**
Total Liabilities Minority Interest and Stockholders Equity	**65,073**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	454
Financial Technology	4,032
Market Services	-
Other	104
Total Revenues	**4,589**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,589**
Operating Expenses:	
Compensation and Benefits	**1,414**
Marketing and Advertising	**1**
Depr and Amortization	**389**
Professional and Contract Services	483
Computer Ops and Data Communication	1,636
Occupancy	193
Regulatory	-
General Administrative and Other	226
Merger Related Expenses Total	-
Restructuring Charges	4
Total Operating Expenses	4,345
Operating Income	244
Total Interest Income	180
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	**424**
Income Tax provisions	121
Net Income before Minority Interest	303
Net (gain) loss attributable to noncontrolling interests	-
Net Income	303

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	9,313
Investments	-
Total Receivables - Net	9,900
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,436
Margin Deposits & Default Fund	-
Total Current Assets	**40,649**
Long Term Assets:	
Total Property and Equipment - Net	13,547
Goodwill	10,892
Other Intangibles	-
Non Current Deferred Taxes	793
Other Long Term Assets	18,728
Right of use asset	23
Total Long Term Assets	**43,983**
Total Assets	**84,632**
LIABILITIES	
AP and Accrued Expenses	2,113
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,200
Deferred Revenue	2,934
Lease liability - current	23
Other Accrued Liabilities	(919)
Other Current Liabilities	(433)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,918**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	351
Long Term Liabilities	**351**
Total Liabilities	**8,269**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/	(14,923)
Total Retained Earnings	88,800
Total NASDAQ OMX Stockholders' Equity	**76,363**
Total Noncontrolling Interest	-
Total Equity	**76,363**
Total Liabilities Minority Interest and Stockholders Equity	**84,632**

.

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	114,070
Market Services	-
Other	1
Total Revenues	**114,071**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**114,071**
Operating Expenses:	
Compensation and Benefits	**14,160**
Marketing and Advertising	**15**
Depr and Amortization	**3,962**
Professional and Contract Services	29,932
Computer Ops and Data Communication	18,819
Occupancy	1,405
Regulatory	-
General Administrative and Other	2,780
Merger Related Expenses Total	9
Restructuring Charges	663
Total Operating Expenses	71,744
Operating Income	42,327
Total Interest Income	450
Total Interest Expense	(14)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	42,763
Income Tax provisions	13,581
Net Income before Minority Interest	29,183
Net (gain) loss attributable to noncontrolling interests	-
Net Income	29,183

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	1,263
Investments	-
Total Receivables - Net	2,207
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15,793
Margin Deposits & Default Fund	-
Total Current Assets	**19,264**
Long Term Assets:	
Total Property and Equipment - Net	3,921
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	517
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**4,438**
Total Assets	**23,701**
LIABILITIES	
AP and Accrued Expenses	289
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,433
Deferred Revenue	1,395
Lease liability - current	-
Other Accrued Liabilities	(355)
Other Current Liabilities	(16)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,746**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	318
Long Term Liabilities	**318**
Total Liabilities	**6,064**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	7,327
Accumulated Other Comprehensive Income/	(2,417)
Total Retained Earnings	12,728
Total NASDAQ OMX Stockholders' Equity	**17,638**
Total Noncontrolling Interest	-
Total Equity	**17,638**
Total Liabilities Minority Interest and Stockholders Equity	**23,701**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	12,676
Market Services	-
Other	8,997
Total Revenues	**21,673**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**21,673**
Operating Expenses:	
Compensation and Benefits	**10,994**
Marketing and Advertising	**12**
Depr and Amortization	**871**
Professional and Contract Services	5,442
Computer Ops and Data Communication	928
Occupancy	588
Regulatory	-
General Administrative and Other	602
Merger Related Expenses Total	(0)
Restructuring Charges	1,280
Total Operating Expenses	20,716
Operating Income	957
Total Interest Income	546
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,503
Income Tax provisions	487
Net Income before Minority Interest	1,016
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,016

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	191
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(13,491)
Margin Deposits & Default Fund	-
Total Current Assets	**(13,300)**
Long Term Assets:	
Total Property and Equipment - Net	31
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**218**
Total Assets	**(13,082)**
LIABILITIES	
AP and Accrued Expenses	1,050
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,050**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,050**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/	(86)
Total Retained Earnings	(32,254)
Total NASDAQ OMX Stockholders' Equity	**(14,133)**
Total Noncontrolling Interest	-
Total Equity	**(14,133)**
Total Liabilities Minority Interest and Stockholders Equity	**(13,082)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	35
Market Services	-
Other	1,085
Total Revenues	**1,120**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,120**
Operating Expenses:	
Compensation and Benefits	(26)
Marketing and Advertising	-
Depr and Amortization	**5**
Professional and Contract Services	962
Computer Ops and Data Communication	68
Occupancy	-
Regulatory	-
General Administrative and Other	(11)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	999
Operating Income	121
Total Interest Income	-
Total Interest Expense	(760)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(639)
Income Tax provisions	0
Net Income before Minority Interest	(640)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(640)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	256
Investments	-
Total Receivables - Net	982
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12
Margin Deposits & Default Fund	-
Total Current Assets	**1,250**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	0
Total Long Term Asset	**19**
Total Assets	**1,269**
LIABILITIES	
AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	204
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**204**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**204**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/	(207)
Total Retained Earnings	1,085
Total NASDAQ OMX Stockholders' Equity	**1,065**
Total Noncontrolling Interest	-
Total Equity	**1,065**
Total Liabilities Minority Interest and Stockholders Equity	**1,269**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,737
Total Revenues	**1,737**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,737**
Operating Expenses:	
Compensation and Benefits	**790**
Marketing and Advertising	-
Depr and Amortization	**28**
Professional and Contract Services	632
Computer Ops and Data Communication	0
Occupancy	69
Regulatory	-
General Administrative and Other	(28)
Merger Related Expenses Total	76
Restructuring Charges	-
Total Operating Expenses	1,568
Operating Income	169
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	169
Income Tax provisions	21
Net Income before Minority Interest	148
Net (gain) loss attributable to noncontrolling interests	-
Net Income	148

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	2,617
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,617**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,118
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,118**
Total Assets	**4,735**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,236
Accumulated Other Comprehensive Income/	139
Total Retained Earnings	(641)
Total NASDAQ OMX Stockholders' Equity	**4,735**
Total Noncontrolling Interest	-
Total Equity	**4,735**
Total Liabilities Minority Interest and Stockholders Equity	**4,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,771
Margin Deposits & Default Fund	-
Total Current Assets	**8,783**
Long Term Assets:	
Total Property and Equipment - Net	197
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	149
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**347**
Total Assets	**9,130**
LIABILITIES	
AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	751
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	140
Other Current Liabilities	7,839
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,756**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,756**
EQUITY	
Common Stock Total	41
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(30)
Total Retained Earnings	363
Total NASDAQ OMX Stockholders' Equity	**374**
Total Noncontrolling Interest	-
Total Equity	**374**
Total Liabilities Minority Interest and Stockholders Equity	**9,130**

Nasdaq, Inc.
Unconsolidated Statement of Income -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,033
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,033**
Operating Expenses:	
Compensation and Benefits	**1,399**
Marketing and Advertising	-
Depr and Amortization	**19**
Professional and Contract Services	25
Computer Ops and Data Communication	0
Occupancy	19
Regulatory	-
General Administrative and Other	348
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,811
Operating Income	(777)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(777)
Income Tax provisions	102
Net Income before Minority Interest	(880)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(880)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended **December 31, 2023**
ASSETS	
Current Assets:	
Cash & Equivalents	50,382
Investments	-
Total Receivables - Net	26,971
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	67,423
Margin Deposits & Default Fund	-
Total Current Assets	**144,775**
Long Term Assets:	
Total Property and Equipment - Net	36,405
Goodwill	1,882,104
Other Intangibles	636,574
Non Current Deferred Taxes	11,736
Other Long Term Assets	450
Right of use asset	18,691
Total Long Term Assets	**2,585,960**
Total Assets	**2,730,735**
LIABILITIES	
AP and Accrued Expenses	9,171
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,828
Deferred Revenue	120,696
Lease liability - current	2,941
Other Accrued Liabilities	28,449
Other Current Liabilities	(476)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**163,609**
Total Long Term Debt	-
Non Current Deferred Tax Liability	33,630
Non-current deferred revenue	2,017
Lease liability - non current	16,768
All Other Long Term Liabilities	1,625,161
Long Term Liabilities	**1,677,575**
Total Liabilities	**1,841,184**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/	1,873
Total Retained Earnings	(140,637)
Total NASDAQ OMX Stockholders' Equity	**889,551**
Total Noncontrolling Interest	-
Total Equity	**889,551**
Total Liabilities Minority Interest and Stockholders Equity	**2,730,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	223,169
Market Services	-
Other	-
Total Revenues	**223,169**
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**223,169**
Operating Expenses:	
Compensation and Benefits	**83,353**
Marketing and Advertising	**2,299**
Depr and Amortization	**66,154**
Professional and Contract Services	1,166
Computer Ops and Data Communication	24,392
Occupancy	6,988
Regulatory	-
General Administrative and Other	9,393
Merger Related Expenses Total	-
Restructuring Charges	1,261
Total Operating Expenses	195,005
Operating Income	28,163
Total Interest Income	2,921
Total Interest Expense	(39,534)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(8,449)
Income Tax provisions	11,707
Net Income before Minority Interest	(20,156)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(20,156)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,405
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,405**
Total Assets	**1,405**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(29)
Total Retained Earnings	1,434
Total NASDAQ OMX Stockholders' Equity	**1,405**
Total Noncontrolling Interest	-
Total Equity	**1,405**
Total Liabilities Minority Interest and Stockholders Equity	**1,405**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2023
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(1,518)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(1,518)
Operating Income	1,518
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,518
Income Tax provisions	
Net Income before Minority Interest	1,518
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,518

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 27, 2024

EXHIBIT I

Consolidated Financial Statements

The Nasdaq Stock Market LLC and Subsidiaries
Year Ended December 31, 2023
With Report of Independent Accountants

1

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2023

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com


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working world

Review Report of Independent Accountants

The Board of Directors and Member
The Nasdaq Stock Market LLC and Subsidiaries

We have reviewed the accompanying consolidated financial statements of The Nasdaq Stock Market LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA.

SSARSs require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the entity and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our review.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

June 18, 2024

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2023
(In Thousands)

Assets

Cash and cash equivalents	$	17,909
Receivables, net		142,565
Receivable from Nasdaq, Inc., net		158,081
Property and equipment, net		130,759
Goodwill		929,133
Other assets		73,354
Total assets	$	1,451,801

Liabilities and member's equity

Accounts payable and accrued expenses	$	28,083
Section 31 fees payable to SEC		66,045
Accrued personnel costs		48,586
Deferred revenue		77,084
Other accrued liabilities		30,034
Total liabilities		249,832

Member's equity

Total member's equity		1,201,969
Total liabilities and member's equity	$	1,451,801

See accompanying notes to consolidated financial statements.

2

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2023
(In Thousands)

Revenues:		
Market Services	$	1,855,450
Capital Access Platforms		561,825
Financial Technology		118,684
Other revenues		25,684
Total revenues		2,561,643
Transaction-based expenses		
Transaction rebates		(1,170,618)
Brokerage, clearance, and exchange fees		(272,803)
Total transaction-based expenses		(1,443,421)
Revenues less transaction-based expenses		1,118,222
Operating expenses:		
Compensation and benefits		197,632
Marketing and advertising		15,852
Depreciation and amortization		39,337
Professional and contract services		33,109
Computer operations and data communications		54,271
Occupancy		19,012
Regulatory		7,301
Provision for bad debts		9,052
General, administrative and other		34,901
Total operating expenses		410,467
Net Income	$	707,755

See accompanying notes to consolidated financial statements.

3

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2023
(In Thousands)

	Member's Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Total Member's Equity
Balance at January 1, 2023	$901,402	$(31)	$524,843	$ 1,426,214
Net income	–	–	707,755	707,755
Dividend to Parent (See Note 8)	–	–	(932,000)	(932,000)
Balance at December 31, 2023	$ 901,402	$ (31)	$ 300,598	$ 1,201,969

See accompanying notes to consolidated financial statements.

4

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2023
(In Thousands)

Cash flows from operating activities		
Net income	$	707,755
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		39,337
Share-based compensation		31,799
Provision for bad debts		9,052
Loss on disposal of fixed assets		31
Net change in operating assets and liabilities:		
Receivables, net		37,841
Receivable from Nasdaq, Inc.		304,845
Other assets		(9,020)
Accounts payable and accrued expenses		(5,388)
Section 31 fees payable to SEC		(116,003)
Accrued personnel costs		(1,392)
Deferred revenue		(16,797)
Other accrued liabilities		(3,182)
Net cash provided by operating activities		978,878
Cash flows from investing activities		
Purchases of property and equipment and other		(38,390)
Net cash used in investing activities		(38,390)
Cash flows from financing activities		
Dividend to parent		(932,000)
Net cash used in financing activities		(932,000)
Net change in cash and cash equivalents		8,488
Cash and cash equivalents at beginning of period		9,421
Cash and cash equivalents at end of period	$	17,909

See accompanying notes to consolidated financial statements.

5

The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2023

1. Organization and Nature of Operations

The Nasdaq Stock Market LLC (the "Company," the "Exchange," "The Nasdaq Stock Market," "EXCH", or "we") is a registered national securities exchange in the United States owned and operated by Nasdaq, Inc., ("Nasdaq" or the "Parent"). As of December 31, 2023, a total of 4,044 companies listed securities on The Nasdaq Stock Market.

As of December 31, 2023, The Nasdaq Stock Market is the parent of its wholly-owned subsidiary, The Nasdaq Options Market LLC ("Nasdaq Options Market"). As of December 31, 2022, Norway Acquisition, LLC ("Norway Acquisition") was a wholly-owned subsidiary of The Nasdaq Stock Market LLC. On December 22, 2023, Norway Acquisition was merged into EXCH. EXCH is the parent company of Nasdaq Execution Services, LLC ("Nasdaq Execution Services" or "NES") and INET Futures Exchange, LLC ("INET Futures Exchange").

NES is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. Nasdaq Execution Services currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include Nasdaq BX, Inc. ("BX"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). NES began routing options as of March 24, 2014 and became the sole routing broker for Nasdaq's equities and options exchanges in the U.S. INET Futures Exchange, LLC is currently an inactive entity. NES is distinguished from most broker-dealers in that it is a facility of The Nasdaq Stock Market, which functions as both an exchange and a Self-Regulatory Organization ("SRO").

The Company offers trading in cash equity securities, derivatives and exchange traded funds ("ETFs") on The Nasdaq Stock Market and the Nasdaq Options Market. The Company's transaction-based platforms in the U.S. provide market participants with the ability to access, process, display and integrate orders and quotes for cash equity securities, derivatives and ETFs. The platforms allow the routing and execution of buy and sell orders as well as the reporting of transactions for cash equity securities, derivatives and ETFs, providing fee-based revenues. The Company provides market participants with several alternatives for accessing the Company's markets for a fee. The Company also earns revenues from annual and monthly exchange membership and registration fees. The Nasdaq Stock Market operates as the exclusive Securities Information Processor of the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information for Nasdaq-listed Securities Traded on Exchanges on an Unlisted Trading Privilege Basis ("UTP Plan"), for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. The Nasdaq Stock Market also is a participant in the UTP Plan and shares in the net distribution of revenue according to the plan on the same terms as the other plan participants. In the role as the Securities Information Processor, The Nasdaq Stock Market collects and disseminates quotation and last sale information for all transactions in Nasdaq-listed securities whether

6

traded on The Nasdaq Stock Market or other exchanges. The Company sells this information to market participants and to data distributors, who then provide the information to subscribers. After deducting costs associated with our role as an exclusive Securities Information Processor, as permitted under the revenue sharing provision of the UTP Plan, we distribute the tape revenues to the respective UTP Plan participants, including The Nasdaq Stock Market, based on a formula required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape revenues for information on NYSE- and NYSE MKT-listed securities.

The Company's market data products enhance transparency and provide critical information to professional and non-professional investors. We collect, process, and create information and earn revenues as a distributor of our own, as well as select, third party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn provide subscriptions for this information. Our systems enable distributors to gain direct access to our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. Revenues from U.S. market data products are subscription-based and are generated primarily based on the number of data subscribers and distributors of our data.

Companies listed on The Nasdaq Stock Market represent a diverse array of industries including health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Companies seeking to list securities on The Nasdaq Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards. The Nasdaq Stock Market currently has three listing tiers: The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market. All three market tiers maintain rigorous listing and corporate governance standards (both initial and ongoing). There are two types of fees applicable to companies that list on The Nasdaq Stock Market: an annual renewal fee and an initial listing fee.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of The Nasdaq Stock Market and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

7

The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2023, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are concentrated with our member firms, market data distributors, and listed companies. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we determine whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for uncollectible accounts periodically and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Consolidated Balance Sheet was $1.2 million at December 31, 2023.

Property and Equipment, Net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the

8

estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 4, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Deferred Revenue

Deferred revenue represents cash payments received that are yet to be recognized as revenue, primarily related to listing services revenue. See Note 5, "*Deferred Revenue*," for further discussion.

Revenue Recognition and Transaction-Based Expenses

<u>Contract Balances</u>

9

Substantially all our revenues are considered to be revenues from contracts with customers. For the majority of our contracts with customers, except for listing services contracts, our performance obligations are short-term in nature and there is no significant variable consideration.

We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year. For contract durations that are one-year or greater, we do not have a material portion of transaction price allocated to unsatisfied performance obligations that are not included in deferred revenue. Deferred revenue primarily represents our contract liabilities related to our fees for annual and initial listing services contracts. See Note 5, "Deferred Revenue," for our discussion on deferred revenue balances, activity, and expected timing of recognition.

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and amortized on a straight-line basis over the period of benefit that we have determined to be the contract term or estimated service periods. Sales commissions for renewal contracts are deferred and amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in *Compensation and benefits* expense in the Consolidated Statement of Income. The balance of deferred costs and related amortization expense are not material to our consolidated financial statements. Sales commissions are expensed when incurred if contract durations are one year or less. Sales taxes are excluded from transaction prices.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-Based Trading

Transaction-based trading includes cash equity trading and equity derivative trading revenues. EXCH charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. EXCH satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are

10

included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

EXCH pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

EXCH also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

U.S. Tape Plans

Revenues from U.S. tape plans include eligible UTP Plan revenues which are shared among UTP Plan participants and are presented on a net basis. Under the revenue sharing provision of the UTP Plan, we are permitted to deduct costs associated with acting as the exclusive Securities Information Processor from the total amount of tape revenues collected. After these costs are deducted from the tape revenues, we distribute to the respective UTP Plan participants, including The Nasdaq Stock Market, their share of tape fees based on a formula, required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and NYSE MKT-listed securities. Revenues from net tape plans are recognized on a monthly basis and are recorded within Market Services on the Consolidated Statement of Income.

The most significant component of *U.S Tape Plans* revenues presented on a net basis is the UTP Plan revenue sharing in the U.S. All indicators of principal versus agent reporting under U.S. GAAP have been considered in analyzing the appropriate presentation of UTP Plan revenue sharing. However, the following are the primary indicators of net reporting:

- We are the administrator for the plan, in addition to being a participant in the UTP Plan. In our unique role as administrator, we facilitate the collection and dissemination of revenues on

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behalf of the plan participants. As a participant, we share in the net distribution of revenues according to the plan on the same terms as all other plan participants.

- Risk of loss on the revenue is shared equally among plan participants according to the plan.

- The operating committee of the plan, which is comprised of representatives from each of the participants, including us solely in our capacity as a plan participant, is responsible for setting the level of fees to be paid by distributors and subscribers and taking action in accordance with the provisions of the plan, subject to SEC approval.

Capital Access Platforms

Market Data Products

Market data products revenues are earned from proprietary market data products. We earn revenues primarily based on the number of data subscribers and distributors of our data. Market data products revenues are subscription-based and are recognized on a monthly basis net of amounts due under revenue sharing arrangements with market participants.

Listing Services

Listing services revenues primarily include initial listing fees and annual renewal fees. The initial listing fee is allocated to multiple performance obligations including initial and subsequent listing services and investor relations ("IR") and environmental, social, and governance ("ESG") services (when a company qualifies to receive these services under the applicable Exchange rule), as well as a customer's material right to renew the option to list on our exchanges. In performing this allocation, the standalone selling price of the performance obligations is based on the initial and annual listing fees and the standalone selling price of the IR and ESG services is based on its market value. All listing fees are billed upfront and the identified performance obligations are satisfied over time since the customer receives and consumes the benefit as the Exchange provides the listing service.

The amount of revenue related to the IR and ESG services performance obligation is recognized ratably over a three-year period, which is based on contract terms, with the remaining revenue recognized ratably over six years which is based on our historical listing experience and projected future listing duration.

Annual renewal fees are charged based on the number of outstanding shares of companies listed in the U.S. at the end of the prior year and are recognized ratably over the following 12-month period since the customer receives and consumes the benefit as the Exchange provides the service.

Financial Technology

Our trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a

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number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds.

Other Revenues

Other revenues includes interest earned on the Exchange's cash and certain transfer pricing arrangements with other affiliated companies. See Note 8, "*Related Party Transactions,*" for further discussion. *Other revenues* also include fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Share-Based Compensation

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 7, "*Share-Based Compensation,*" for further discussion.

Advertising Costs

We expense advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs are included in *Marketing and advertising expense* on the Consolidated Statement of Income and totaled $3.0 million in 2023.

Software Costs

Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized software development costs are included in data processing equipment and software, within *Property and equipment, net* on the Consolidated Balance Sheet. Amortization of costs capitalized is included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Goodwill and Intangible Assets

Goodwill

During the year ended December 31, 2023, there were no changes in goodwill.

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The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

4. Property and Equipment, Net

The following table presents the Exchange's major categories of property and equipment, net:

	December 31, 2023
	(In thousands)
Capitalized software development	166,444
Data processing equipment and software	118,223
Furniture, equipment and leasehold improvements	49,094
Total property and equipment	333,761
Less: accumulated depreciation and amortization	(203,002)
Total property and equipment, net	$ 130,759

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. During the year ended December 31, 2023, costs capitalized relating to internal-use software were $21.7 million. At December 31, 2023, unamortized capitalized software development was $84.0 million.

For the year ended December 31, 2023, capitalized software amortization expense was $21.0 million, while total depreciation expense relating to all other property and equipment was $18.3 million. These amounts are included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

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Notes to Consolidated Financial Statements (continued)

5. Deferred Revenue

At December 31, 2023, we estimate that our deferred revenue, which are primarily related to Listing Services, will be recognized in the following years:

		Initial Listing Fees		Annual Renewal and Other Fees		Total
		(In thousands)				
Calendar year ended:						
2024	$	30,259	$	1,120	$	31,379
2025		19,905		—		19,905
2026		15,423		—		15,423
2027		7,397		—		7,397
2028 and thereafter		2,980		—		2,980
	$	75,964	$	1,120	$	77,084

The changes in our deferred revenue during the year ended December 31, 2023 is reflected in the following table.

		Initial Listing Fees		Annual Renewal and Other Fees		Total
		(In thousands)				
Balance at December 31, 2022	$	93,006	$	876	$	93,882
Additions		16,017		1,120		17,137
Amortization		(33,059)		(876)		(33,935)
Balance at December 31, 2023	$	75,964	$	1,120	$	77,084

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The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq for tax year 2023. Nasdaq's Federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for the years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, there were two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers will participate in the three-year cumulative performance-based program. The performance periods are complete for all PSUs granted under the one-year performance-based program and all shares underlying these PSUs are fully vested.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

In April 2024, there were three-year Synergy PSUs offered to certain eligible employees. Under the three-year performance-based program, an eligible employee could receive a target grant of PSUs but could

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receive from 0.0% to 200.0% depending on the achievement of performance measures (e.g actual synergy result). Compensation cost is recognized over the three-year performance period, taking into account an estimated forfeiture rate, The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate. Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The total share-based compensation expense allocated to the Exchange through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2023 was $31.8 million and is included in Compensation and benefits on the Consolidated Statement of Income. At December 31, 2023, $42.9 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.6 years.

8. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates. Third party revenues earned by the Company are collected on its behalf by the Parent resulting in receivables from affiliated companies. Such revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. Additionally, expenses incurred by the Exchange are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

NES operates solely as the routing broker dealer for the Exchange, BX, PHLX, ISEL, GEMX, and MRX, affiliated entities of the Exchange. Under separate equity and options service agreements, the Exchange, BX, PHLX, ISEL, GEMX, and MRX agree to pay a fee per share for routing orders related to securities. Revenue is recognized as earned, and is allocated through an intercompany account. Additionally, expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in Compensation and benefits is the compensation for the employees charged to the Company in the amount of $197.6 million.

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Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Company was allocated $19.0 million in expenses for the year ended December 31, 2023, which is included in Occupancy on the Consolidated Statement of Income.

The Company, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Company and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Company's proportionate share of each expense incurred. In addition, certain transfer pricing arrangements are established with certain affiliates related to the shared services. The transfer pricing arrangements utilize a "cost plus" model whereby costs incurred by the Company on behalf of these foreign affiliates are charged back on a "cost plus" basis. The Company allocated out $31.2 million in expenses for the year ended December 31, 2023, as revenues recognized, and is included in *Other* revenue on the Consolidated Statement of Income.

As discussed in Note 1, NES operates solely as the routing broker-dealer for the affiliated exchanges. Under intercompany services agreements with each affiliate, the affiliated exchanges agree to pay NES a routing transaction fee for each share and option contract routed through NES on behalf of the affiliated exchanges. For the year ended December 31, 2023, NES earned $5.3 million in transaction fees from the affiliated exchanges. Revenue is recognized as earned, and is allocated to NES through an intercompany charge and is included in *Market Platforms* on the Consolidated Statement of Income. NES also routes trades between the affiliated exchanges. For the year ended December 31, 2023, the Company incurred expenses of $3.0 million related to the routing of equity and options securities between the affiliated exchanges. These amounts are included in *Brokerage, clearing, and exchange fees* on the Consolidated Statement of Income.

A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $158.1 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2023, the Exchange received $7.0 million from Nasdaq to settle intercompany balances. Also in 2023, the Exchange paid a dividend of $932.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for Cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with

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short and intermediate-term maturities and defined settlement amounts, including Receivables, net, Receivable from Nasdaq, Inc., Other assets, Accounts payable and accrued expenses, Section 31 fees payable to SEC, Accrued personnel costs, and Other accrued liabilities are reported at their contractual amounts, which approximate fair value.

10. Risks and Uncertainties

EXCH's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of EXCH's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which EXCH competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. EXCH may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, EXCH must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If EXCH is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, EXCH may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its Market Platforms business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

The Exchange is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. The Exchange's potential exposure to credit losses on these transactions is represented in the Receivables, net balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect the Exchange's consolidated financial position and results of operations.

The EXCH's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of EXCH's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that EXCH submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on EXCH's business, financial condition and operating results. EXCH must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

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The Nasdaq Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant technology costs to meet any the CAT NMS Plan requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including EXCH) in exchange for promissory notes that EXCH expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch portions of CAT (such as the Customer and Account Information System, or CAID) exposes EXCH and other exchanges to financial penalties due to missed Financial Accountability Milestones defined by the SEC.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that EXCH would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $4.6 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in Provision for bad debts on the Consolidated Statement of Income. At December 31, 2023, EXCH holds $36.8 million, net of reserve of $20.4 million, in promissory notes from CAT NMS, LLC and the amount due is included in Other assets on the Consolidated Balance Sheet.

11. Commitments, Contingencies and Guarantees

Brokerage Activities

NES, as a registered broker-dealer with the SEC, and accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. NES computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2023, NES had net capital of approximately $18.7 million, or $18.5 million in excess of the minimum amount required. NES is also subject to OCC Rule 301 which requires maintenance of net capital equal to $10.0 million and standard minimum regulatory ratio standards. At December 31, 2023, NES had $8.7 million of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. NES is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §

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240.17a-5 because NES limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. NES (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect our business.

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2023.

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General Litigation

We may be subject to claims arising out of the conduct of our business. Currently, there are certain legal proceedings pending against us. We believe, based on the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on our business, consolidated financial condition, or operating results. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on our consolidated financial condition or operation results. No legal reserve has been recorded or is deemed necessary as of December 31, 2023.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

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